UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 13, 2023

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	1-12935	20-0467835
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5851 Legacy Circle Plano, Texas	75024	(972) 673-2000
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

This amendment to the Company's Form 8-K which was filed on July 14, 2023 is being filed solely for the purpose of correcting the exhibit numbering under Item 9.01 for the Agreement and Plan of Merger, dated as of July 13, 2023, by and among Denbury Inc., Exxon Mobil Corporation and EMPF Corporation to Exhibit 2.1. The other references to this exhibit contained in the body of the Form 8-K are correct and remain unchanged.

Item 1.01 – Entry into a Material Definitive Agreement

Merger Agreement

On July 13, 2023, Denbury Inc., a Delaware corporation (the "Company" or "Denbury"), entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Exxon Mobil Corporation, a New Jersey corporation ("Parent" or "ExxonMobil"), and EMPF Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"). Capitalized terms used and not otherwise defined herein have the meaning set forth in the Merger Agreement, which is attached hereto as Exhibit 2.1.

Merger Structure and Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent (the "Surviving Corporation").

At the effective time of the Merger (the "Effective Time"), (a) each share of common stock, par value $0.001 per share, of the Company (the "Common Stock") issued and outstanding immediately prior to the Effective Time, other than certain excluded shares held by the Company as treasury stock or owned by Parent or Merger Sub, will be converted into the right to receive 0.840 fully-paid and nonassessable shares of common stock, without par value, of Parent ("Parent Common Stock"), with cash to be paid in lieu of fractional shares (the "Merger Consideration").

As of the Effective Time, all shares of Common Stock will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and will thereafter represent only the right to receive the Merger Consideration on the terms and conditions set forth in the Merger Agreement.

Treatment of Equity Awards

At or immediately prior to the Effective Time, each Company restricted stock unit (each, a "Company RSU"), each Company deferred stock unit (each, a "Company DSU") and each Company performance stock unit whose vesting is subject to performance goals related to absolute or relative total shareholder return (each, a "Company TSR Performance Award") that is outstanding immediately prior to the Effective Time, whether vested or unvested, will automatically become fully vested and will be canceled and converted into the right to receive the Merger Consideration in accordance with the Merger Agreement in respect of the total number of shares of Common Stock subject to each respective Company RSU, Company DSU and Company TSR Performance Award. Additionally, at or immediately prior to the Effective Time, each unvested restricted share of Common Stock that is outstanding immediately prior to the Effective Time, will automatically become a fully vested share of Common Stock and will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement.

Recommendation of the Company Board of Directors

The Board of Directors of the Company has unanimously approved the Merger Agreement and resolved to recommend the approval and adoption of the Merger Agreement by the Company's stockholders, who will be asked to vote on the approval and adoption of the Merger Agreement at a special stockholders meeting.

Conditions to the Merger

The completion of the Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including (1) the receipt of the required approval from the Company's stockholders, (2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") applicable to the Merger, (3) the absence of any order or law prohibiting consummation of the Merger, (4) the effectiveness of the Registration Statement on Form S-4 to be filed by Parent pursuant to which the shares of Parent Common Stock to be issued in connection with the Merger will be registered with the U.S. Securities and Exchange Commission (the "SEC") and (5) the authorization for listing on the New York Stock Exchange of the shares of Parent Common Stock to be issued in connection with the Merger. The obligation of each party to consummate the Merger is also conditioned upon the other party having performed in all material respects its obligations under the Merger Agreement and the other party's representations and warranties in the Merger Agreement being true and correct (subject to certain materiality qualifiers). In addition, the Merger will be conditioned on there being no imposition by a governmental authority pursuant to the HSR Act or otherwise of certain limitations or restraints on the parties to conduct or engage in the Company's business or operations following the Closing Date.

No Solicitation

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time or the earlier termination of the Merger Agreement, the Company is subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, provide non-public information to third parties and engage in negotiations with third parties regarding alternative acquisition proposals, subject to certain exceptions.

Termination

The Merger Agreement contains termination rights for each of the Company and Parent, including, among others: (1) if the consummation of the Merger does not occur on or before July 13, 2024 (the "End Date"); except that if the Effective Time has not occurred by July 13, 2024 due to the fact that all required applicable regulatory approvals have not been obtained on acceptable terms but all other conditions to closing have been satisfied (other than those conditions that by their terms are to be satisfied at the closing, each of which is capable of being satisfied) or (to the extent permitted by law) waived, the End Date may be extended by either party to January 13, 2025; (2) subject to certain conditions, if the Company wishes to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal; and (3) subject to certain conditions, if Parent wishes to terminate the Merger Agreement upon the occurrence of a Specified Pipeline Event. Upon termination of the Merger Agreement under specified circumstances, including, among others, the termination by Parent in the event of a change of recommendation by the Board of Directors of the Company or by the Company in order to enter into a definitive agreement with respect to a Superior Proposal, the Company would be required to pay Parent a termination fee of $144,000,000. In addition, upon termination of the Merger Agreement by Parent due to the occurrence of a Specified Pipeline Event, Parent would be required to pay the Company a reverse termination fee of $144,000,000.

Other Terms of the Merger Agreement

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this nature. The Merger Agreement also contains customary pre-closing covenants, including the obligation of the Company to conduct its businesses in the ordinary course consistent with past practice and to refrain from taking certain specified actions without the consent of Parent.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Merger Sub. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's or Parent's public disclosures.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between ExxonMobil and Denbury, ExxonMobil and Denbury will file relevant materials with the SEC, including a registration statement on Form S-4 filed by ExxonMobil that will include a proxy statement of Denbury that also constitutes a prospectus of ExxonMobil. A definitive proxy statement/prospectus will be mailed to stockholders of Denbury. This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that ExxonMobil or Denbury (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND DENBURY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about ExxonMobil or Denbury, without charge at the SEC's Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by ExxonMobil will be available free of charge on ExxonMobil's internet website at www.exxonmobil.com under the tab "investors" and then under the tab "SEC Filings" or by contacting ExxonMobil's Investor Relations Department at shareholderrelations@exxonmobil.com. Copies of the documents filed with the SEC by Denbury will be available free of charge on Denbury's internet website at Denbury's website at **https://investors.denbury.com/investors/financial-information/sec-filings/** or by directing a request to Denbury Inc., ATTN: Investor Relations, 5851 Legacy Circle, Suite 1200, Plano, TX 75024, Tel. No. (972) 673-2000. The information included on, or accessible through, ExxonMobil's or Denbury's website is not incorporated by reference into this communication.

Participants in the Solicitation

ExxonMobil, Denbury, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Denbury is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 18, 2023, and in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023. Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, and in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," "target," similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of ExxonMobil and Denbury, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Denbury stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company's operations and other conditions to the completion of the merger, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of ExxonMobil and Denbury to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against ExxonMobil, Denbury or their respective directors; the risk that disruptions from the proposed transaction will harm ExxonMobil's or Denbury's business, including current plans and operations and that management's time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; rating agency actions and ExxonMobil and Denbury's ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, including regulatory implementation of the Inflation Reduction Act, timely and attractive permitting for carbon capture and storage by applicable federal and state regulators, and other regulatory actions targeting public companies in the oil and gas industry and changes in local, national, or international laws, regulations, and policies affecting ExxonMobil and Denbury including with respect to the environment; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the merger that could affect ExxonMobil's and/or Denbury's financial performance and operating results; certain restrictions during the pendency of the merger that may impact Denbury's ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against ExxonMobil or Denbury, and other political or security disturbances; dilution caused by ExxonMobil's issuance of additional shares of its common stock in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in policy and consumer support for emission-reduction products and technology; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market or economic conditions that impact demand, prices and differentials, including reservoir performance; changes in technical or operating conditions, including unforeseen technical difficulties; those risks described in Item 1A of ExxonMobil's Annual Report on Form 10-K, filed with the SEC on February 22, 2023, and subsequent reports on Forms 10-Q and 8-K, as well as under the heading "Factors Affecting Future Results" on the Investors page of ExxonMobil's website at www.exxonmobil.com (information included on or accessible through ExxonMobil's website is not incorporated by reference into this communication); those risks described in Item 1A of Denbury's Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying prospectus available from the sources indicated above. References to resources or other quantities of oil or natural gas may include amounts that ExxonMobil or Denbury believe will ultimately be produced, but that are not yet classified as "proved reserves" under SEC definitions.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither ExxonMobil nor Denbury assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on ExxonMobil's or Denbury's website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
2.1*	Agreement and Plan of Merger, dated as of July 13, 2023, by and among Denbury Inc., Exxon Mobil Corporation and EMPF Corporation.
104	The cover page has been formatted in Inline XBRL.

* Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Inc.
(Registrant)

Date: July 31, 2023   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

AGREEMENT AND PLAN OF MERGER

dated as of

July 13, 2023

by and among

DENBURY INC.,

EXXON MOBIL CORPORATION

and

EMPF CORPORATION

TABLE OF CONTENTS

ARTICLE 1
DEFINITIONS

ARTICLE 2
THE MERGER

ARTICLE 3
THE SURVIVING CORPORATION

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT

ARTICLE 6
COVENANTS OF THE COMPANY

ARTICLE 7
COVENANTS OF THE PARENT

Exhibit A – Certificate of Incorporation of Surviving Corporation

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this "**Agreement**") dated as of July 13, 2023 by and among Denbury Inc., a Delaware corporation (the "**Company**"), Exxon Mobil Corporation, a New Jersey corporation ("**Parent**"), and EMPF Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("**Merger Sub**").

W I T N E S S E T H :

WHEREAS, the respective boards of directors of the Company, Parent (or a committee thereof) and Merger Sub have approved and declared advisable the acquisition of the Company by Parent by means of a merger of Merger Sub with and into the Company on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the parties hereto intend that the Merger (as defined below) will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and the Treasury regulations promulgated thereunder (the "**Treasury Regulations**") and that this Agreement be, and hereby is, adopted as a "plan of reorganization" for purposes of Section 368 of the Code and the Treasury Regulations thereunder.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01. *Definitions*. (a) As used herein, the following terms have the following meanings:

"**1933 Act**" means the Securities Act of 1933.

"**1934 Act**" means the Securities Exchange Act of 1934.

"**Acquisition Proposal**" means, other than the transactions contemplated by this Agreement, any offer or proposal, including any amendments, adjustments, changes, revisions and supplements thereto, from any Third Party relating to, in a single transaction or a series of related transactions, (i) any acquisition or purchase, directly or indirectly, of assets constituting 20% or more of the consolidated assets of the Company and its Subsidiaries or securities constituting 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries with respect to which such Subsidiaries' assets, individually or in the aggregate, constitute, directly or indirectly, 20% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party beneficially owning 20% or more of any class of equity or voting securities of the Company or (iii) a merger, consolidation, amalgamation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries.

"**Action**" means any action, cause of action, suit, audit, litigation, arbitration, mediation, complaint, citation, claim (including any crossclaim or counterclaim), demand, subpoena, enforcement action or proceeding (including any civil, criminal, administrative, regulatory, appellate or other proceeding), whether at equity or at law, in contract, in tort or otherwise.

"**Affiliate**" means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by or is under common control with such Person.

"**Antitrust Action**" means any action (including divestitures, hold separate arrangements, consent decrees, the termination, assignment, novation or modification of contracts or other business relationships, the acceptance of restrictions on business operations, the entry into other commitments and limitations) with respect to the Company, Parent and their respective Affiliates that is required by any Governmental Authority to provide its approval, consent, registration, permit, authorization, clearance, or other confirmation under Antitrust Laws for the consummation of the transactions contemplated by this Agreement, and litigation with respect to the foregoing.

"**Antitrust Laws**" means any federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, lessening of competition or restraint of trade, including the HSR Act.

"**Applicable Data Protection Laws**" means all Applicable Laws relating to data privacy, data protection, cybersecurity and/or data security, including, without limitation, if applicable, the Strengthening American Cybersecurity Act of 2022, the California Consumer Privacy Act of 2018, the California Privacy Rights Act of 2020, the EU General Data Protection Regulation 2016/679 and the equivalent thereof under the laws of the United Kingdom.

"**Applicable Data Protection Requirements**" means all (i) Applicable Data Protection Laws and (ii) internal and external policies, binding industry standards, and restrictions and requirements contained in any Contract to which the Company or any of its Subsidiaries is bound, in each case, relating to data privacy, data protection, cybersecurity and/or the processing of Personal Information.

"**Applicable Law**" means, with respect to any Person, any federal, state, local, foreign, international or transnational law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, directive, order, permit, injunction, judgment, award, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding on or applicable to such Person, in each case, as amended unless expressly specified otherwise.

"**Business Day**" means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

"**CCUS Business**" means the carbon capture, utilization and storage business of the Company and its Subsidiaries, including the (i) capture or sourcing of carbon dioxide, (ii) transportation of carbon dioxide (including Pipeline infrastructure owned or operated by the Company and its Subsidiaries) and (iii) storage or sequestration of carbon dioxide (including storage or sequestration sites).

"**COBRA**" means the Consolidated Omnibus Budget Reconciliation Act of 1985.

"**Code**" means the Internal Revenue Code of 1986.

"**Collective Bargaining Agreement**" means any written or oral agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor union or other, similar authorized employee representative representing Service Providers.

"**Company 10-K**" means the Company's annual report on Form 10-K for the fiscal year ended December 31, 2022.

"**Company 10-Q**" means the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 2023.

"**Company Balance Sheet**" means the unaudited consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company 10-Q.

"**Company Balance Sheet Date**" means March 31, 2023.

"**Company Credit Agreement**" means that certain Credit Agreement, dated as of September 18, 2020, by and among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties and lenders party thereto from time to time, as amended, supplemented, or otherwise modified from time to time, including by the First Amendment thereto, dated as of November 3, 2021, the Second Amendment thereto, dated as of May 4, 2022, and the Third Amendment thereto, dated as of January 20, 2023.

"**Company Disclosure Schedule**" means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Sub.

"**Company DSU**" means a deferred stock unit issued by the Company to a non-employee member of the Company Board pursuant to, or otherwise governed by, the Equity Plan, pursuant to which the holder has a right to receive Company Shares upon the settlement of such unit. "Company DSUs" shall not include any Company RSU or Company TSR Performance Award.

"**Company Employee**" means any employee of the Company or any of its Subsidiaries.

"**Company IP**" means any and all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

"**Company Material Adverse Effect**" means any event, circumstance, development, occurrence, fact, condition, effect or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the condition (financial or otherwise), business, assets, or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any event, change, circumstance, effect, occurrence, condition, state of facts or development to the extent arising or resulting from (A) changes, developments or conditions after the date hereof in the general economic or political conditions in the United States, including in the financial, debt, credit, capital or securities markets, including changes in interest rates, (B) changes generally affecting the industries in which the Company and its Subsidiaries operate, (C) changes or proposed changes in Applicable Law or interpretations thereof or regulatory conditions or any changes in the enforcement thereof, including changes in tax law, interpretations and regulations after the date hereof, (D) changes or proposed changes in GAAP or other accounting standards or interpretations thereof, (E) changes in commodity prices, including the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids, carbon dioxide, methane, nitrous oxide, fluorinated and other "greenhouse" gases, and other commodities, (F) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing, (G) weather conditions or acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, floods or other natural disasters or other comparable events), (H) pandemic (including the COVID-19 pandemic), (I) any change, in and of itself, in the market price or trading volume of the Company's securities; *provided* that the exception in this clause shall not prevent or otherwise affect a determination that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause of such change has resulted in, or would reasonably be expected to result in, a Company Material Adverse Effect to the extent not otherwise falling within any of the other exceptions set forth in clauses (A) through (N) hereof, (J) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, financing sources, customers, suppliers, distributors, regulators, partners or other Persons, or any action or claim made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Merger or the other transactions contemplated hereby (it being understood that this clause (J) shall not apply to a breach of any representation or warranty related to the announcement or consummation of the transactions contemplated hereby), (K) any failure of any of the Company or any of its Subsidiaries to meet, with respect to any period or periods, any internal or published projections, forecasts, estimates of earnings or revenues or business plans (but not the underlying facts or basis for such failure to meet projections, forecasts, estimates of earnings or revenues or business plans, which may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect to the extent not otherwise falling within any of the other exceptions set forth in clauses (A) through (N) hereof), (L) any action taken by the Company or any of its Subsidiaries that is expressly required by this Agreement, (M) a Specified Pipeline Event or (N) any Antitrust Actions; *provided*, *however*, that if any event, change, circumstance, effect, occurrence, condition, state of facts or development described in any of clauses (A) through (H) has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, such disproportionate effect shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, or (ii) the ability of the Company to consummate the transactions contemplated by, this Agreement.

"**Company Restricted Stock**" means each unvested restricted Company Share issued by the Company pursuant to, or otherwise governed by, the Equity Plan that vests solely upon the continued service of the holder over a specified period of time.

"**Company RSU**" means a restricted stock unit issued by the Company pursuant to, or otherwise governed by, the Equity Plan that vests solely upon the continued service of the holder over a specified period of time (including any such unit subject to previously satisfied performance goals), pursuant to which the holder has a right to receive Company Shares after the vesting or lapse of restrictions applicable to such unit. "Company RSUs" shall not include any Company DSU or Company TSR Performance Award.

"**Company Tax Representation Letter**" means a tax representation letter in the form to be agreed upon by the Company and Parent and executed by the Company pursuant to Section 8.10(a).

"**Company TSR Performance Award**" means a performance stock unit issued by the Company pursuant to, or otherwise governed by, the Equity Plan, that vests in (whole or in part) upon the achievement of one or more previously established but not yet satisfied performance goals relating to the Company's absolute or relative total shareholder return (notwithstanding that the vesting of such performance stock unit may also be conditioned upon the continued services of the holder thereof), pursuant to which the holder has a right to receive Company Shares after the vesting or lapse of restrictions applicable to such unit. "Company TSR Performance Awards" shall not include any Company RSU or Company DSU.

"**Contract**" means any contract, agreement, lease, sublease, occupancy agreement, license, sublicense, indenture, note, bond, loan, mortgage, deed of trust, concession, franchise, Permit or other instrument, commitment or undertaking, including any exhibits, annexes, appendices or attachments thereto, and any amendments, modifications, supplements, extension or renewals thereto.

"**control**" (including the terms "controlled," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"**COVID-19 Measures**" means any quarantine, "shelter in place," "stay at home," workforce reduction, social distancing, shut down, closure, sequester or any other Applicable Law related to COVID-19.

"**COVID-19 Responses**" means any reasonable action that is necessary to be taken in response to any COVID-19 Measures, including the establishment of any reasonably necessary policy, procedure or protocol.

"**DGCL**" means the General Corporation Law of the State of Delaware.

"**Employee Holder**" means each holder of Company RSUs, Company DSUs, Company TSR Performance Awards and/or Company Restricted Stock, as applicable, who is a current or former employee of the Company or any of its Subsidiaries.

"**Employee Plan**" means any (i) "employee benefit plan" as defined in Section 3(3) of ERISA (regardless of whether such plan is subject to ERISA), (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case, whether or not written, that is sponsored, maintained, administered, contributed to, or entered into, by the Company, any of its Subsidiaries or any of their ERISA Affiliates (or any predecessor of such entity) for the current or future benefit of any current or former Service Provider or with respect to which the Company, any of its Subsidiaries or any of their ERISA Affiliates (or any predecessor of such entity) has or would reasonably be expected to have any direct or indirect liability. For the avoidance of doubt, a Collective Bargaining Agreement shall constitute an agreement for purposes of clauses (ii) and (iii) above.

"**Environment**" means any air (whether ambient outdoor or indoor), surface water, drinking water, groundwater, land surface, wetland, subsurface strata, soil, sediment, plant or animal life and any other natural resources.

"**Environmental Laws**" means any Applicable Laws (including common law), or any legally binding consent order or decree issued by any Governmental Authority, relating to protection of the Environment, the prevention of pollution, the containment, clean-up, preservation, protection and reclamation of the Environment, health and safety (as it relates to exposure to Hazardous Substances) or to the presence, generation, use, management, transportation, storage, disposal, treatment or release of Hazardous Substances.

"**Environmental Permits**" means all Permits required under Environmental Laws.

"**EOR Business**" means the enhanced oil recovery business of the Company and its Subsidiaries, including the use of thermal, gas injection (including the use of natural gas, nitrogen or carbon dioxide) and chemical injection (including the use of polymers) as a tertiary recovery mechanism for producing crude oil and excluding, for the avoidance of doubt, the CCUS Business.

"**Equity Plan**" means the Company's 2020 Omnibus Stock and Incentive Plan, as amended.

"**ERISA**" means the Employee Retirement Income Security Act of 1974.

"**ERISA Affiliate**" of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

"**ESPP**" means the Company Employee Stock Purchase Plan.

"**GAAP**" means generally accepted accounting principles in the United States.

"**Governmental Authority**" means any transnational, domestic or foreign federal, state, provincial, local or other governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any other governmental or quasi-governmental (including self-regulatory) authority or instrumentality.

"**Green Pipeline**" means the Company's 24-inch diameter carbon dioxide pipeline and associated laterals and facility piping owned by certain of the Company's Subsidiaries known as the Green Pipeline, consisting of approximately 320 miles of pipeline mileage and servicing the Gulf Coast corridor from near Donaldsonville, Louisiana to the Hastings Field in Texas.

"**Hazardous Substance**" means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, in each case, that is regulated under any Environmental Law, including (i) petroleum and petroleum products, including crude oil and any fractions thereof, (ii) natural gas, synthetic gas and any mixtures thereof, (iii) polychlorinated biphenyls, (iv) asbestos or asbestos-containing materials, (v) radioactive materials, (vi) produced waters and (vii) per- and polyfluoroalkyl substances.

"**HSR Act**" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

"**Hydrocarbons**" means any of oil, bitumen and products derived therefrom, synthetic crude oil, petroleum, natural gas, natural gas liquids, coal bed methane, and any and all other substances produced in association with any of the foregoing, whether liquid, solid or gaseous or any combination thereof.

"**Indebtedness**" means, with respect to any Person, without duplication, all obligations or undertakings by such Person: (i) for borrowed money; (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) pursuant to securitization or factoring programs or arrangements; (iv) pursuant to guarantees of any Indebtedness of any other Person (other than between or among any of the Company and its wholly owned Subsidiaries); (v) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); or (vi) letters of credit and bank guarantees entered into by or on behalf of such Person.

"**Intellectual Property**" means any and all intellectual property rights or similar proprietary rights arising from or under the Applicable Laws of the United States or any other jurisdiction, including rights in all of the following: (i) trademarks, service marks, trade names, slogans, logos, brand names, certification marks, trade dress, domain names, social media identifiers and accounts, and other indications of origin (whether or not registered), the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (ii) inventions, whether patentable or not, all improvements thereto, statutory invention registrations, utility models, supplementary protection certificates, patents, applications for patents (including divisions, continuations, continuations in part, provisionals, and renewal applications), and any renewals, reexaminations, substitutions, extensions or reissues thereof, in any jurisdiction, (iii) Trade Secrets, (iv) copyrightable writings and other copyrightable works, in any jurisdiction, and any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals, reversions, restorations, derivative works or extensions in connection with the foregoing, now or hereafter provided by Applicable Law, regardless of the medium of fixation or means of expression, (v) moral rights, data and database rights, design rights, industrial property rights, publicity rights and privacy rights, (vi) computer software (including source code, object code, firmware, operating systems and specifications) and (vii) all rights to sue or recover and retain damages and costs and attorneys' fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

"**International Plan**" means any Employee Plan that is not a U.S. Plan.

"**IT Assets**" means information technology devices, computers, computer software, firmware, middleware, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines and all other information technology equipment, and all associated documentation, owned by, or licensed or leased to, the Company or any of its Subsidiaries, including any and all such assets relating to any Pipelines owned or operated by the Company or any of its Subsidiaries.

"**Knowledge**" means with respect to the Company, the actual knowledge after reasonable inquiry of the individuals listed on Section 1.01(a) of the Company Disclosure Schedule.

"**Licensed IP**" means any and all Intellectual Property owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to the Company or any of its Subsidiaries.

"**Lien**" means, with respect to any property or asset, any mortgage, lien, license, sublicense, pledge, option, hypothecation, adverse right, restriction, charge, security interest, right of first refusal, restriction on transfer and assignment, encumbrance or other adverse claim of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Applicable Law, Contract or otherwise) capable of becoming any of the foregoing, in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own, subject to a Lien, any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

"**made available to Parent**" means that such information, document or material was: (i) included in the Company SEC Documents and publicly available on the SEC EDGAR database at least 24 hours prior to the execution of this Agreement; (ii) made available for review by Parent or Parent's representatives at least 24 hours prior to the execution of this Agreement in the virtual "data room" hosted by Intralinks and maintained by the Company in connection with this Agreement; or (iii) provided by the Company or its Representatives via email to Parent or its Representatives at least 24 hours prior to the execution of this Agreement.

"**Multiemployer Plan**" means a "multiemployer plan" as defined in Section 3(37) of ERISA.

"**NEJD Pipeline**" means the Company's 20-inch diameter carbon dioxide pipeline and associated laterals and facility piping owned by certain of the Company's Subsidiaries known as the NEJD Pipeline, consisting of approximately 183 miles of pipeline mileage and extending from the Jackson Dome in Mississippi to the Green Pipeline connection near Donaldsonville, Louisiana.

"**Non-Employee Holder**" means each holder of Company RSUs, Company DSUs, Company TSR Performance Awards and/or Company Restricted Stock, as applicable, who is not a current or former employee of the Company or any of its Subsidiaries.

"**NYSE**" means the New York Stock Exchange.

"**Oil and Gas Leases**" means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

"**Oil and Gas Properties**" means (i) all direct and indirect interests in and rights with respect to Hydrocarbon, mineral, water and similar properties of any kind and nature, including all Oil and Gas Leases and interests in lands covered thereby or included in Units with which the Oil and Gas Leases may have been pooled, communitized or unitized, working, leasehold and mineral interests and estates and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, non-participatory royalty interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization, communitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds and, in each case, interests thereunder), fee interests, reversionary interests, back-in interests, reservations and concessions; and (ii) all Wells located on or producing from any of the Oil and Gas Leases, Units or mineral interests and the rights to all Hydrocarbons and other minerals produced therefrom (including the proceeds thereof).

"**ordinary course of business**" means any action taken by the Company or any of its Subsidiaries in the ordinary course of the Company's and its Subsidiaries' business substantially consistent with past practice.

"**Parent 10-Q**" means the Parent's quarterly report on Form 10-Q for the quarterly period ended March 31, 2023.

"**Parent Balance Sheet**" means the unaudited consolidated balance sheet of the Parent as of the Parent Balance Sheet Date and the footnotes thereto set forth in the Parent 10-Q.

"**Parent Balance Sheet Date**" means March 31, 2023.

"**Parent Board**" means the board of directors of Parent.

"**Parent Disclosure Schedule**" means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent and Merger Sub to the Company.

"**Parent Material Adverse Effect**" means any event, circumstance, development, occurrence, fact, condition, effect or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the condition (financial or otherwise), business, assets, or results of operations of Parent and its Subsidiaries, taken as a whole, excluding any event, change, circumstance, effect, occurrence, condition, state of facts or development to the extent arising or resulting from (A) changes, developments or conditions after the date hereof in the general economic or political conditions in the United States, including in the financial, debt, credit, capital or securities markets, including changes in interest rates, (B) changes generally affecting the industries in which Parent and its Subsidiaries operate, (C) changes or proposed changes in Applicable Law or interpretations thereof or regulatory conditions or any changes in the enforcement thereof, including changes in tax law, interpretations and regulations after the date hereof, (D) changes or proposed changes in GAAP or other accounting standards or interpretations thereof, (E) changes in commodity prices, including the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids, carbon dioxide, methane, nitrous oxide, fluorinated and other "greenhouse" gases, and other commodities, (F) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing, (G) weather conditions or acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, floods or other natural disasters or other comparable events), (H) pandemic (including the COVID-19 pandemic), (I) any change, in and of itself, in the market price or trading volume of Parent's securities; *provided* that the exception in this clause shall not prevent or otherwise affect a determination that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause of such change has resulted in, or would reasonably be expected to result in, a Parent Material Adverse Effect to the extent not otherwise falling within any of the other exceptions set forth in clauses (A) through (M) hereof, (J) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, financing sources, customers, suppliers, distributors, regulators, partners or other Persons, or any action or claim made or brought by any of the current or former stockholders of Parent (or on their behalf or on behalf of Parent) against Parent or any of its directors, officers or employees arising out of this Agreement or the Merger or the other transactions contemplated hereby (it being understood that this clause (J) shall not apply to a breach of any representation or warranty related to the announcement or consummation of the transactions contemplated hereby), (K) any failure of any of Parent or any of its Subsidiaries to meet, with respect to any period or periods, any internal or published projections, forecasts, estimates of earnings or revenues or business plans (but not the underlying facts or basis for such failure to meet projections, forecasts, estimates of earnings or revenues or business plans, which may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect to the extent not otherwise falling within any of the other exceptions set forth in clauses (A) through (M) hereof), (L) any action taken by Parent or any of its Subsidiaries that is expressly required by this Agreement or (M) any Antitrust Actions; *provided*, *however*, that if any event, change, circumstance, effect, occurrence, condition, state of facts or development described in any of clauses (A) through (H) has a disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate, such disproportionate effect shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect, or (ii) the ability of Parent or Merger Sub to perform any of its obligations under, or to consummate the transactions contemplated by, this Agreement.

"**Parent Tax Representation Letter**" means a tax representation letter in the form to be agreed upon by the Company and Parent and executed by Parent pursuant to Section 8.10(a).

"**PBGC**" means the Pension Benefit Guaranty Corporation.

"**Permits**" means each grant, license, franchise, permit, easement, variance, exception, exemption, waiver, consent, certificate, certification, registration, accreditation, approval, order, qualification or other similar authorization of any Governmental Authority.

"**Permitted Liens**" means (i) carriers', warehousemen's, mechanics', materialmen's, landlords', laborers', suppliers' and vendors' liens and other similar Liens, if any, arising or incurred in the ordinary course of business that do not, individually or in the aggregate, materially impair or interfere with the use of the subject assets or otherwise materially impair business operations as presently conducted; (ii) Liens for Taxes not yet delinquent or, if delinquent, that are being contested in good faith by appropriate actions and that are adequately reserved for as of the date hereof in the applicable financial statements of the Company in accordance with GAAP; (iii) applicable zoning, planning, entitlement, conservation restrictions, land use restrictions, building codes and other governmental rules and regulations imposed by a Governmental Authority having jurisdiction over the real property, none of which would reasonably be expected to have an adverse impact on the Company's conduct of its business; (iv) the terms and conditions of the leases, subleases, licenses, sublicenses or other occupancy agreements pursuant to which the Company or any of its Subsidiaries is a tenant, subtenant or occupant (other than in connection with any breach thereof) that do not, and would not be reasonably expected to, materially impair or interfere with the use of the subject assets or otherwise materially impair business operations as presently conducted; (v) non-exclusive licenses to Intellectual Property granted in the ordinary course of business; (vi) to the extent not applicable to the transactions contemplated by this Agreement or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts that have been made available to Parent prior to the date hereof and would not be reasonably expected to materially affect the value, use or operation of the property encumbered thereby, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents, and other similar agreements and documents; (vii) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Independent Reserve Reports and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Independent Reserve Reports; (viii) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, Contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, *provided*, *however*, that, in each case, such Lien (a) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (b) would not be reasonably expected to materially affect the value, use or operation of the property encumbered thereby; (ix) any Liens discharged at or prior to the Effective Time; (x) any Liens arising under the Company Credit Agreement; and (xi)

Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights of way, covenants, restrictions and other similar matters that (a) would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, (b) would not, individually or in the aggregate, reduce the net revenue interest share of the Company and its Subsidiaries in any Oil and Gas Lease below the net revenue interest share shown in the Company Independent Reserve Reports with respect to such Oil and Gas Lease, or increase the working interest of the Company and its Subsidiaries (without at least a proportionate increase in net revenue interest) in any Oil and Gas Lease above the working interest shown on the Company Independent Reserve Reports with respect to such Oil and Gas Lease and (c) would not be reasonably expected to materially affect the value, use or operation of the property encumbered thereby.

"**Person**" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority or any "group" within the meaning of Section 13(d) of the 1934 Act.

"**Personal Information**" means "personal information," "personally identifiable information," "personal data," and any terms of similar import, including, but not limited to, information that relates to a person's name, health, finances, education, business, use or receipt of governmental services or other activities, addresses, telephone numbers, social security numbers, driver license numbers, other identifying numbers, and any financial identifiers.

"**Pipeline**" means all parts of those physical facilities through which gas, hazardous liquid, or carbon dioxide moves in transportation and includes, but is not limited to, line pipe, valves and other appurtenances attached to the pipe, pumping/compressor units and associated fabricated units, metering, regulating, and delivery stations, and holders and fabricated assemblies located therein and breakout tanks.

"**Production Burdens**" means any royalties (including lessor's royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

"**Release**" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

"**Representative**" means, with respect to any Person, the officers, directors, employees, investment bankers, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

"**Sarbanes-Oxley Act**" means the Sarbanes-Oxley Act of 2002.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Service Provider**" means any director, officer or employee of the Company or any of its Subsidiaries or any individual directly (or through an alter ego entity) engaged by the Company or any of its Subsidiaries as an independent contractor.

"**Specified Pipeline Event**" means any event, circumstance, development, occurrence, fact, condition, effect or change that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a material detriment in the ability of the Company or its Subsidiaries (or after the Closing, Parent and its Subsidiaries) to realize the benefits or have the use of the Green Pipeline or the NEJD Pipeline, excluding any event, change, circumstance, effect, occurrence, condition, state of facts or development to the extent arising or resulting from (A) changes, developments or conditions after the date hereof in the general economic conditions in the United States, including in the financial, debt, credit, capital or securities markets, including changes in interest rates, (B) changes in GAAP or other accounting standards or interpretations thereof, (C) changes in commodity prices, including the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids, carbon dioxide, methane, nitrous oxide, fluorinated and other "greenhouse" gases, and other commodities, (D) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, financing sources, customers, suppliers, distributors, partners or other Persons (but, subject to clause (E), excluding Governmental Authorities), or any action or claim made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Merger or the other transactions contemplated hereby (it being understood that this clause (D) shall not apply to a breach of any representation or warranty related to the announcement or consummation of the transactions contemplated hereby), (E) any Antitrust Actions or (F) any failure of any of the Company or any of its Subsidiaries to meet, with respect to any period or periods, any internal or published projections, forecasts, estimates of earnings or revenues or business plans relating to either of the Green Pipeline or the NEJD Pipeline (but not the underlying facts or basis for such failure to meet projections, forecasts, estimates of earnings or revenues or business plans, which may be taken into account in determining whether there has been a Specified Pipeline Event to the extent not otherwise falling within any of the other exceptions set forth in clauses (A) through (E) hereof).

"**Subsidiary**" means, with respect to any Person, any Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at any time directly or indirectly owned or controlled by such Person.

"**Tax**" (and, with correlative meaning, "**Taxes**") means all U.S. federal, state, local or non-U.S. taxes (including assessments, duties, levies, imposts or other similar charges in the nature of a tax) imposed by a Governmental Authority (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise profits, withholding (including backup withholding), social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or any other tax of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount, whether disputed or not, and any liability for any of the foregoing by reason of (i) assumption, transferee or successor liability or operation of Applicable Law, or (ii) being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries is determined or taken into account with reference to the activities of any other Person.

"**Tax Return**" means any report, return, document, claim for refund, information return, declaration or statement or filing with respect to Taxes (and any amendments thereof), including any schedules or documents with respect thereto.

"**Tax Sharing Agreement**" means any agreement or arrangement binding the Company or any of its Subsidiaries that provides for the allocation, apportionment, sharing, indemnification or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person's Tax liability (other than customary Tax sharing or indemnification provisions contained in an agreement entered into in the ordinary course of business the primary subject matter of which does not relate to Taxes).

"**Termination Fee**" means the Company Termination Fee or the Parent Pipeline Termination Fee, as applicable.

"**Third Party**" means any Person other than Parent or any of its Subsidiaries.

"**Title IV Plan**" means any Employee Plan that is subject to Title IV of ERISA.

"**Trade Secrets**" means trade secrets and other confidential know-how and confidential information and rights in any jurisdiction, including formulae, concepts, methods, techniques, procedures, processes (including manufacturing and production processes), algorithms, schematics, prototypes, models, designs, and business information (including customer lists and supplier lists, financial and marketing plans, and pricing and cost information).

"**Units**" means all pooled, communitized or unitized acreage that includes all or a part of any Oil and Gas Lease.

"**U.S. Plan**" means any Employee Plan that covers Service Providers located primarily in the United States.

"**WARN**" means the Worker Adjustment and Retraining Notification Act and any similar, applicable foreign, state or local law.

"**Warrant Agreements**" means (i) the Series A Warrant Agreement, dated as of September 18, 2020, by and between the Company and Broadridge Corporate Issuer Solutions, Inc., and (ii) the Series B Warrant Agreement, dated as of September 18, 2020, by and between the Company and Broadridge Corporate Issuer Solutions, Inc.

"**Warrants**" means the Warrants, as defined in the Warrant Agreements.

"**Wells**" means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any Unit that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all Hydrocarbon production from such well.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.03
Agreement	Preamble
Applicable Date	4.07
Burdensome Condition	8.01(c)
Certificates	2.03
Closing	2.01(b)
Closing Date	2.01(b)
Company	Preamble
Company 401(k) Plan	7.04(d)
Company Activities	8.01(c)
Company Board	4.02(b)
Company Board Recommendation	4.02(b)
Company DSU Consideration	2.04(b)
Company Equity Award Consideration	2.04(d)
Company Indebtedness Payoff Amount	8.11
Company Independent Petroleum Engineers	4.21
Company Independent Reserve Reports	4.21
Company Meeting	4.09
Company Preferred Stock	4.05
Company Restricted Stock Consideration	2.04(d)
Company RSU Consideration	2.04(a)
Company SEC Documents	4.07
Company Securities	4.05(b)
Company Shares	2.02
Company Subsidiary Securities	4.06
Company Termination Fee	11.04(b)(i)
Company TSR Performance Award Consideration	2.04(c)
Confidentiality Agreement	6.02
Continuation Period	7.04(b)
Continuing Employee	7.04(b)

Section 1.02. *Other Definitional and Interpretative Provisions.* The words "hereof," "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules (including the Company Disclosure Schedule and the Parent Disclosure Schedule) annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation," whether or not they are in fact followed by those words or words of like import. "Writing," "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and, if applicable, to any rules, regulations or interpretations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified, supplemented, extended or renewed from time to time in accordance with the terms hereof and thereof; *provided* that with respect to any agreement or contract listed on any schedule hereto (including the Company Disclosure Schedule and the Parent Disclosure Schedule), all such amendments, modifications, supplements, extensions or renewals must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References to a "party" or the "parties" means a party or the parties to this Agreement unless the context otherwise requires. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing and, in the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by such parties and no presumption or burden of proof will arise favoring or disfavoring any party due to the authorship of any provision of this Agreement. Unless otherwise specifically indicated, all references to "dollars" and "$" will be deemed references to the lawful money of the United States of America.

ARTICLE 2
THE MERGER

Section 2.01. *The Merger*. (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall merge (the "**Merger**") with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Sub shall cease and the Company shall be the surviving corporation as a wholly owned Subsidiary of Parent (the "**Surviving Corporation**").

(b)   Subject to the provisions of Article 9, the closing of the Merger (the "**Closing**") shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as possible, but in any event no later than four Business Days after the date the conditions set forth in

Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of such conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place (or by means of remote communication), at such other time or on such other date as Parent and the Company may mutually agree (the date on which the Closing occurs, the "**Closing Date**").

(c)   At the Closing, the Company and Merger Sub shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time (the "**Effective Time**") as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger).

(d)   From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the DGCL.

Section 2.02.   *Conversion of Shares*. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Shares or any holder of shares of common stock of Merger Sub:

(a)   Except as otherwise provided in Section 2.02(b) or Section 2.02(d), each share of common stock of the Company, par value $0.001 per share (each a "**Company Share**" and collectively, the "**Company Shares**"), outstanding immediately prior to the Effective Time (including the Company Restricted Stock which shall also be governed by Section 2.04(d) below) shall be converted into the right to receive 0.840 shares of common stock of Parent, each without par value (each a "**Parent Share**" and collectively, the "**Parent Shares**") (together with any cash in lieu of fractional Parent Shares as specified below, the "**Merger Consideration**"). As of the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.03(f), in each case, to be issued or paid in accordance with Section 2.03, without interest and subject to any withholding of Taxes required by Applicable Law.

(b)   Each Company Share held by the Company as treasury stock (other than Company Shares subject to or issuable in connection with an Employee Plan of the Company) or owned by Parent or Merger Sub immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c)   Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d)   Each Company Share held by any Subsidiary of either the Company or Parent (other than the Merger Sub) immediately prior to the Effective Time shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

Section 2.03.   *Surrender and Payment*. (a) Prior to the Effective Time, Parent shall appoint a nationally recognized financial institution reasonably acceptable to Parent and the Company (the "**Exchange Agent**") for the purpose of exchanging for the Merger Consideration (i) certificates representing Company Shares (the "**Certificates**") or (ii) uncertificated Company Shares (the "**Uncertificated Shares**"). The Exchange Agent agreement pursuant to which Parent shall appoint the Exchange Agent shall be in form and substance reasonably acceptable to the Company and Parent. At or prior to the Effective Time, Parent shall deposit with or otherwise make available to the Exchange Agent, the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares (other than the Company Restricted Stock) and the Company Equity Award Consideration in respect of the Non-Employee Holders (and, if determined by Parent pursuant to Section 2.04(e), all or a portion of the Company Equity Award Consideration to all or a portion of the Employee Holders). Parent agrees to make available to the Exchange Agent, from time to time as needed, any dividends or distributions to which such holder is entitled pursuant to Section 2.03(f). Promptly after the Effective Time (and in any event within five Business Days thereafter), Parent shall send, or shall cause the Exchange Agent to send, to each holder of Company Shares at the Effective Time (other than the Company Restricted Stock), a letter of transmittal and instructions in customary form and reasonably acceptable to the Company (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or transfer of the Uncertificated Shares to the Exchange Agent and shall include customary provisions with respect to delivery of an "agent's message" regarding book-entry transfer of Uncertificated Shares) for use in such exchange. Such letter of transmittal shall be in the form and have such provisions as Parent and the Company may reasonably agree.

(b)   Each holder of Company Shares that have been converted into the right to receive the Merger Consideration (other than the Company Restricted Stock) shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an "agent's message" by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each such Company Share represented by such Certificate or for each such Uncertificated Share. The Parent Shares constituting part of such Merger Consideration, at Parent's option, shall be in uncertificated book-entry form, unless a physical certificate is required under Applicable Law. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.03(f). At the time set forth in Section 2.04(e), each Non-Employee Holder shall be entitled to receive such Non-Employee Holder's Company Equity Award Consideration and, if determined by Parent pursuant to Section 2.04(e), all or a portion of the Company Equity Award Consideration payable to all or a portion of the Employee Holders shall be paid pursuant to this Section 2.03. No interest shall be paid or shall accrue on any cash payable upon surrender of any Company Shares or upon the Company Equity Award Consideration.

(c)   If any portion of the Merger Consideration (other than in respect of the Company Restricted Stock) is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any Transfer Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent and Parent that such Transfer Tax has been paid or is not payable. The payment of any transfer, documentary, sales, use, stamp, registration, value-added and other Taxes and fees (including any penalties and interest) ("**Transfer Taxes**") incurred solely by a holder of Company Shares in connection with the Merger and any other transactions contemplated hereby, and the filing of any related Tax Returns, shall be the sole responsibility of such holder.

(d)   After the Effective Time, there shall be no further registration of transfers of Company Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to Parent, the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e)   Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Company Shares that have been converted into the right to receive the Merger Consideration nine months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such Company Shares for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for, and Parent shall remain liable for, payment of the Merger Consideration, and any dividends and distributions with respect thereto pursuant to Section 2.03(f), in respect of such Company Shares without any interest thereon and subject to any withholding of Taxes required by Applicable Law in accordance with this Section 2.03(e). Notwithstanding the foregoing, Parent shall not be liable to any holder of Company Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Company Shares that have been converted into the right to receive the Merger Consideration two years after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f)   No dividends or other distributions with respect to securities of Parent constituting part of the Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 2.06, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section 2.03. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of Parent have been registered, at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.06 and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender or transfer with respect to such securities.

Section 2.04.   *Treatment of Company Equity Awards and ESPP*. (a) At or immediately prior to the Effective Time, except as otherwise agreed in writing by Parent and the holder thereof or as set forth on Section 6.01(m) of the Company Disclosure Schedule, each Company RSU outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be canceled and converted into the right to receive, the Merger Consideration in respect of the total number of Company Shares subject to such Company RSU (the "**Company RSU Consideration**"). The payment of the Company RSU Consideration shall be subject to withholding for all Taxes required by Applicable Law.

(b)   At or immediately prior to the Effective Time, each Company DSU outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be canceled and converted into the right to receive, the Merger Consideration in respect of the total number of Company Shares subject to such Company DSU (the "**Company DSU Consideration**"). The payment of the Company DSU Consideration shall be subject to withholding for all Taxes required by Applicable Law.

(c)   At or immediately prior to the Effective Time, except as otherwise agreed in writing by Parent and the holder thereof, each Company TSR Performance Award outstanding as of immediately prior to the Effective Time, shall, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be deemed to vest at actual performance levels (as determined by the Company Board (or a duly authorized committee thereof) reasonably and in good faith in accordance with the terms of the applicable Company TSR Performance Award, as in effect on the date of this Agreement, and after reasonable consultation with Parent) with respect to the applicable performance-based vesting conditions relating to such Company TSR Performance Awards and such vested number of Company TSR Performance Awards (if any) shall be canceled and converted into the right to receive, the Merger Consideration in respect of the total number of Company Shares subject to such Company TSR Performance Awards that are deemed vested in accordance with the foregoing based on actual performance achieved as of the Effective Time with respect to applicable performance-based vesting conditions (the "**Company TSR Performance Award Consideration**"). The payment of the Company TSR Performance Award Consideration shall be subject to withholding for all required Taxes.

(d)   At or immediately prior to the Effective Time, except as otherwise agreed by in writing by Parent and the holder thereof or as set forth on Section 6.01(m) of the Company Disclosure Schedule, each Company Restricted Stock outstanding as of immediately prior to the Effective Time shall, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, become a fully vested Company Share and be converted into the right to receive the Merger Consideration in accordance with Section 2.02(a) (the "**Company Restricted Stock Consideration**" and, together with the Company RSU Consideration, Company DSU Consideration and Company TSR Performance Award Consideration, the "**Company Equity Award Consideration**"). The payment of the Company Restricted Stock Consideration shall be subject to withholding for all required Taxes.

(e)   As promptly as practicable and, in any event, no later than thirty (30) days following the Effective Time (or, with respect to any Company RSUs, Company DSUs and/or Company TSR Performance Awards that constitute nonqualified deferred compensation subject to (and within the meaning of) Section 409A of the Code, at the earliest practicable time permitted under the applicable Employee Plan or Section 409A of the Code that will not trigger a Tax or penalty under Section 409A of the Code), the Parent shall pay or cause to be paid to the applicable holders of Company RSUs, Company DSUs, Company TSR Performance Awards and/or Company Restricted Stock all Company Equity Award Consideration. Notwithstanding the foregoing, in the case of any payment owed to a Non-Employee Holder, the applicable payments shall be made through the Exchange Agent pursuant to Section 2.03, and Parent, in its sole discretion, shall be permitted to determine to pay all or any portion of the Company Equity Award Consideration to all or a portion of the Employee Holders through the Exchange Agent pursuant to Section 2.03.

(f)   As soon as practicable following the date of this Agreement and in any event, at least five days prior to the Effective Time, the Company Board shall adopt resolutions or take all other actions as may be required to provide that: (i) no new participants will commence participation in the ESPP after the date of this Agreement; (ii) no participant in the ESPP shall be allowed to increase his or her payroll contribution rate in effect as of the date of this Agreement or make separate non-payroll contributions following the date of this Agreement; and (iii) no new Offering Period (as defined in the ESPP) shall commence or be extended pursuant to the ESPP, in each case, after the date of this Agreement. With respect to each Offering Period that would otherwise be in effect on the Closing Date, the Company shall take action to provide that such Offering Period shall terminate on the date immediately preceding the Closing Date, and the Company shall apply the funds credited as of such date under the ESPP to each participant's payroll withholding account under the ESPP to the purchase of whole Company Shares in accordance with the terms of the ESPP, which Company Shares shall be converted into the right to receive the Merger Consideration in accordance with Section 2.02(a) and shall be paid through the Exchange Agent pursuant to Section 2.03. The Company shall take all action to terminate the ESPP no later than immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger).

(g)   In exchange for the payment of the consideration provided for under this Section 2.04, except as otherwise agreed in writing by Parent and the holder thereof or as set forth on Section 6.01(m) of the Company Disclosure Schedule, the Company shall terminate all Company RSUs, Company DSUs, Company TSR Performance Awards, the Equity Plan and the ESPP and shall cancel the Company Shares of Company Restricted Stock in accordance with Section 2.02(a), as of the Effective Time, and terminate the provisions in any other Employee Plan, Contract or arrangement providing for the issuance of grant or vesting of any other interest in respect of the capital stock of the Company or any of its Subsidiaries as of the Effective Time (but subject to the consummation of the Merger) without any liability to Parent, the Company and Merger Sub. The Company shall ensure that, following the Effective Time, no participant in any Equity Plan or other Employee Plan shall have any right thereunder to acquire any equity securities of Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries, except for the Merger Consideration or as otherwise agreed in writing by Parent and the holder thereof or as set forth on Section 6.01(m) of the Company Disclosure Schedule.

Section 2.05.   *Adjustments*. If, during the period between the date of this Agreement and the Effective Time, the outstanding capital stock of the Company or Parent shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, respectively, or any stock dividend thereon with a record date during such period, or any other similar event, but excluding any change that results from (a) the exercise of Warrants, stock options or other equity awards to purchase Company Shares or Parent Shares (as set forth in Section 4.05 and Section 5.05, respectively), (b) the settlement of any other equity awards to purchase or otherwise acquire Company Shares or Parent Shares or (c) the grant of stock based compensation to directors or employees of Parent or (other than any such grants not made in accordance with the terms of this Agreement) the Company under Parent's or the Company's, as applicable, stock option or compensation plans or arrangements, the Merger Consideration and any other amounts payable pursuant to this Agreement, as applicable, shall be appropriately and proportionately adjusted. Nothing in this Section 2.05 shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.06.   *Fractional Shares* No fractional Parent Shares shall be issued in the Merger. All fractional Parent Shares that a holder of Company Shares would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing sale price of a Parent Share on the NYSE on the trading day immediately preceding the

Effective Time by the fraction of a Parent Share to which such holder would otherwise have been entitled.

Section 2.07. *Withholding Rights*. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, Parent, the Company, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it reasonably concludes it is required to deduct and withhold with respect to the making of such payment under the Code, under any Tax law or pursuant to any other Applicable Law. If the Exchange Agent, Parent, the Company, Merger Sub or the Surviving Corporation, as the case may be, so deducts or withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

Section 2.08. *Lost Certificates*. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Company Shares represented by such Certificate and any dividends or distributions with respect thereto pursuant to Section 2.03(f), as contemplated by this Article 2.

ARTICLE 3
THE SURVIVING CORPORATION

Section 3.01. *Certificate of Incorporation*. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as set forth in Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until further amended in accordance with Applicable Law.

Section 3.02. *Bylaws*. The bylaws of Merger Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation (except that references to the name of Merger Sub shall be replaced by reference to the name of the Surviving Corporation) until thereafter amended in accordance with Applicable Law.

Section 3.03. *Directors and Officers*. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (a) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of Merger Sub at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except (x) as disclosed in any Company SEC Document filed with or furnished to the SEC and publicly available since January 1, 2022 through the Business Day prior to the date of this Agreement (but excluding any general cautionary or forward-looking statements contained in the "Risk Factors" section or "Forward-Looking Statements" and any other statements that are similarly cautionary, predictive or forward-looking in nature, in each case other than any description of historical facts or events included therein); *provided* that this clause (x) shall not apply to the representations and warranties set forth in Sections 4.05 or 4.06(b), or (y) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub that:

Section 4.01. *Corporate Existence and Power*. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted, other than as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the conduct of its business in such jurisdiction as currently conducted requires such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent (or included as an exhibit to the Company SEC Documents made available to Parent) complete and correct copies of the organizational documents of the Company and each Subsidiary of the Company, and each as so made available is in full force and effect. The Company and each of its Subsidiaries is not in breach of any of its organizational documents in any material respect

Section 4.02. *Corporate Authorization.* (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger, except for the required approval of the holders of at least a majority of the outstanding Company Shares entitled to vote in connection with the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger, in accordance with Applicable Law and the Company's certificate of incorporation (the "**Requisite Company Vote**"). The Requisite Company Vote is the only vote of the holders of any of the capital stock of the Company or the capital stock of any of its Subsidiaries (including any Company Securities or Company Subsidiary Securities) necessary in connection with consummation of the Merger. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, subject to obtaining the Requisite Company Vote at the Company Meeting, are within the Company's corporate powers and have been duly authorized by all necessary corporate action on the part of the Company. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, this Agreement constitutes a valid and binding agreement of the

Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors' rights generally and general principles of equity).

(b)   At a meeting duly called and held, the board of directors of the Company (the "**Company Board**") has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the requirements of the DGCL and (iii) resolved, subject to Section 6.03(c), to recommend approval and adoption of this Agreement by the stockholders of the Company (such recommendation, the "**Company Board Recommendation**"). As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn in any way.

Section 4.03.   *Section Governmental Authorization*. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing by or on behalf of the Company with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the NYSE, 1933 Act, the 1934 Act and any other applicable state or federal securities laws, including the filing with the SEC of the Proxy Statement/Prospectus relating to the matters to be submitted to the stockholders of the Company at the Company Meeting, (d) any of the actions or filings set forth on Section 4.03 of the Company Disclosure Schedule and (e) any actions or filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04.   *Non-contravention*. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming termination of the Company Credit Agreement and satisfaction in full of all obligations outstanding thereunder and compliance with the matters referred to in Section 4.03, require payment or notice to, or any consent or other action by any Person under, constitute a breach or default, or an event that, with or without notice or lapse of time or both, would constitute a violation or breach of, or give rise to any right of termination, suspension, cancellation, acceleration, payment or any other change of any rights or obligations of the Company or any of its Subsidiaries or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding on the Company or any of its Subsidiaries or any Permit affecting, or relating to, the assets or business of the

Company or its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries except, in the case of each of clauses (b) through (d), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05. *Capitalization*. (a) The authorized capital stock of the Company consists of 250,000,000 Company Shares and 50,000,000 shares of preferred stock, par value $0.001 per share (the "**Company Preferred Stock**"). As of July 10, 2023 (the "**Measurement Date**"), there were outstanding (i) 50,473,057 Company Shares, of which 340,102 Company Shares constitute Company Restricted Stock, (ii) Warrants exercisable for 2,581,409 Company Shares and (iii) no shares of Company Preferred Stock. As of the Measurement Date, there were 5,679,352 Company Shares reserved and still available for issuance under the Equity Plan, of which there were outstanding awards with respect to 1,950,053 Company Shares subject to issuance upon vesting of Company RSUs, 230,096 Company Shares subject to issuance upon vesting of Company DSUs and 221,729 Company Shares subject to issuance upon vesting of Company TSR Performance Awards (assuming achievement of applicable performance objectives at target levels). As of the Measurement Date, 1,981,281 Company Shares are subject to outstanding purchase rights under the ESPP. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable, and free of preemptive rights. Section 4.05(a) of the Company Disclosure Schedule sets forth, for each equity award, the holder, type of award, grant date, number of shares, vesting schedule (including any acceleration provisions) and, if applicable, exercise price and expiration date.

(b)   There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in Section 4.05(a) of the Company Disclosure Schedule and for changes since the Measurement Date resulting from the issuance of Company Shares pursuant to the settlement of Company RSUs, Company DSUs and Company TSR Performance Awards or the exercise of Warrants, in each case outstanding on such date in accordance with the terms thereof on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants (other than Warrants), calls, options, subscriptions, commitments, Contracts or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities of or ownership interests in, the Company or (iv) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or ownership interests in, the

Company (the items in clauses (i) through (iv), including, for the avoidance of doubt, the Company Shares, being referred to collectively as the "**Company Securities**"). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting, registration or transfer of any Company Securities. Since the Company Balance Sheet Date, neither the Company nor any of its Subsidiaries has declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock, property or otherwise) in respect of, any capital stock of such Person (other than cash dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent).

(c)   None of (i) the Company Shares or (ii) any Company Securities are owned by any Subsidiary of the Company.

Section 4.06. *Subsidiaries*. (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, other than where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 4.06(a) of the Company Disclosure Schedule, all Subsidiaries of the Company as of the date hereof and their respective jurisdictions of organization are identified in the Company 10-K.

(b)   All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and nonassessable and not subject to any preemptive rights and are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options, subscriptions, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the "**Company Subsidiary Securities**"). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for ownership interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person. The Company and its Subsidiaries have no obligation to acquire equity securities of, or make any capital contribution or investment in, any other Person, other than as set forth in Section 4.06(b) of the Company Disclosure Schedule.

Section 4.07. *SEC Filings and the Sarbanes-Oxley Act*. (a) Since January 1, 2021 (the "**Applicable Date**"), the Company has timely filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company (such reports, schedules, forms, statements, prospectuses, registration statements and other documents so filed or furnished since the Applicable Date, collectively, together with any exhibits and schedules thereto and other information incorporated therein, the "**Company SEC Documents**"). No Subsidiary of the Company is, and since the Applicable Date, no Subsidiary of the Company has been, required to file any reports, schedules, forms, statements or other documents with the SEC. As of the date of this Agreement, (i) there are no outstanding or unresolved written comments from the SEC with respect to the Company SEC Documents and (ii) to the Company's Knowledge, none of the Company SEC Documents filed on or prior to the date hereof is the subject of ongoing SEC review.

(b) As of its filing date (or, if amended by a filing prior to the date hereof, on the date of any such filing), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the NYSE, the 1933 Act, the 1934 Act, the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated under the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c) As of its filing date (or, if amended by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the 1934 Act) as required by Rule 13a-15 or 15d-15, as applicable, under the 1934 Act. The Company's disclosure controls and procedures are designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company's internal control over financial reporting is in compliance with the applicable requirements of Section 404 of the Sarbanes-Oxley Act, and the Company's internal control over financial reporting is effective. Except as set forth on Section 4.07(e) of the Company Disclosure Schedule, since September 18, 2020, neither the Company nor, to the Knowledge of the Company, the Company's independent registered accountant has identified or been made aware of (i) any significant deficiencies or material weaknesses in the design or operation of the Company's internal control over financial reporting that are reasonably expected to adversely affect the Company's ability to record, process, summarize or report financial information or (ii) any fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company's internal control over financial reporting.

(f)   There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company.

(g)   Since the Applicable Date, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct as of their respective dates.

Section 4.08. *Financial Statements*. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (a) as of their respective dates of filing with the SEC complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto and (b) fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

Section 4.09. *Disclosure Documents*. (a) The information supplied by the Company for inclusion or incorporation by reference in the registration statement on

Form S-4 or any amendment or supplement thereto pursuant to which Parent Shares issuable as part of the Merger Consideration will be registered with the SEC (the "**Registration Statement**") shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion in the proxy statement/prospectus, or any amendment or supplement thereto, to be sent to the Company stockholders in connection with the Merger and the other transactions contemplated by this Agreement (the "**Proxy Statement/Prospectus**") shall not, on the date the Proxy Statement/Prospectus, and any amendments or supplements thereto, is first mailed to the stockholders of the Company or at the time of a meeting of such stockholders for purpose of adopting this Agreement and approving the Merger (including any adjournment or postponement thereof, the "**Company Meeting**") or Requisite Company Vote contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)   The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Registration Statement or Proxy Statement/Prospectus based upon information supplied in writing by Parent, Merger Sub or any of their representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10. *Absence of Certain Changes*. Since the Company Balance Sheet Date through the date of this Agreement, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business in all material respects, (b) there has not been any event, change, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) none of the Company or any of its Subsidiaries has taken or agreed or omitted to take any action that, if taken or omitted during the period from the date of this Agreement through the Effective Time without Parent's consent, would constitute a breach of Section 6.01(a), Section 6.01(b), Section 6.01(c), Section 6.01(d), Section 6.01(g), Section 6.01(j), Section 6.01(k), Section 6.01(m), Section 6.01(n), Section 6.01(o), Section 6.01(p) or, as it relates to the foregoing, Section 6.01(s).

Section 4.11. *No Undisclosed Material Liabilities*. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, known or unknown, determined, determinable, due or to become due or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than: (a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date (but excluding violations of law or regulation, compliance matters, internal investigations, major spills or pipeline damage, breaches of Contracts or Permits, torts or infringement); (c) liabilities incurred in connection with the Merger; and (d) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12. *Compliance with Laws, Permits and Court Orders*. (a) The Company and each of its Subsidiaries is, and since the Applicable Date, has been, in compliance with, is not, to the Knowledge of the Company, under investigation with respect to, nor has been threatened in writing, to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries: (i) that is or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole; or (ii) that is outstanding as of the date hereof and that in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

(b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries has all Permits necessary to own, lease and operate its properties and assets and to carry on its business as now conducted, (ii) the Company and each of its Subsidiaries is in compliance with the terms and requirements of such Permits, (iii) such Permits are in full force and effect and are not subject to any pending or threatened Action by any Governmental Authority to suspend, cancel, modify, terminate or revoke any such Permit and (iv) since the Applicable Date, there has occurred no violation by the Company or any of its Subsidiaries of, or default (with or without notice or lapse of time, or both) that would reasonably be expected to result in any suspension, cancellation, modification, termination or revocation of any such Permit.

(c)   The Company, each of its Subsidiaries, and each of their respective directors, officers and, to the Knowledge of the Company, employees (in connection with their activities on behalf of the Company or any of its Subsidiaries) are, and since the Applicable Date have been, in compliance in all material respects with (i) the Foreign Corrupt Practices Act of 1977 and all other applicable anti-corruption laws, (ii) all economic sanctions administered or enforced by the U.S. Department of Treasury's Office of Foreign Assets Control or the U.S. Department of State (collectively, "**Sanctions**") and (iii) all applicable export controls laws.

(d)   None of the Company or any of its Subsidiaries, or any director or officer, or, to the Company's Knowledge, any Affiliate or representative of the Company or any of its Subsidiaries, is a Person that is, or is owned or controlled by Persons that are: (i) the subject of any Sanctions or (ii) located, organized or resident in a country or region that is the subject of Sanctions.

Section 4.13. *Insurance*. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies of the Company and its Subsidiaries relating to the business, assets and operations of the Company and its Subsidiaries in effect as of the date of this Agreement are in full force and effect and (b) no notice of cancellation or modification has been received by the Company relating to any material insurance policy of the Company, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured under such insurance policies. Section 4.13 of the Company Disclosure Schedule sets forth all material insurance policies held by the Company and its Subsidiaries as of the date hereof.

Section 4.14. *Litigation*. There is no Action pending against, threatened in writing against or, to the Knowledge of the Company, otherwise threatened against, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened Actions, would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Applicable Date through the date hereof, there has not been any internal investigation conducted by the Company or the Company Board (or any committee thereof) concerning any material allegations of fraud or malfeasance. Since the Applicable Date, there has been no material allegation of fraud or malfeasance involving the Company any of its Subsidiaries or any their respective assets.

Section 4.15. *Properties*. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease or license (each, a "**Lease**") under which the Company or any of its Subsidiaries leases, subleases or licenses any material real property is valid and in full force and effect (subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors' rights generally and general principles of equity), free and clear of all Liens other than Permitted Liens and (ii) neither the Company nor any of its Subsidiaries, nor to the Company's Knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.

(c)   Each of the Company and its Subsidiaries has such consents, easements, rights-of-way, fee assets, permits, servitudes and licenses (including rights to use the surface or subsurface under an Oil and Gas Lease) from each Person (collectively,

"**Rights-of-Way**") as are sufficient to conduct its business as it is presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Pipelines owned or operated by the Company and any of its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by the Company or its Subsidiaries, and there are no gaps (including any gap arising as a result of any violation, breach or default by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Right-of-Way contains a requirement that the holder thereof make royalty or other payments based, directly or indirectly, on the throughput of Hydrocarbons on or across such Right-of-Way (other than customary royalties under Oil and Gas Leases based solely on Hydrocarbons produced from such Oil and Gas Lease).

Section 4.16.   *Intellectual Property; IT Assets; Data Privacy and Security*. (a) Section 4.16(a) of the Company Disclosure Schedule sets forth a complete and correct list as of the date hereof of all registrations, issuances and applications for registration or issuance of Company IP comprising trademarks, patents, copyrights and domain names ("**Registered IP**"). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries solely and exclusively own all of the Company IP, and, to the Knowledge of the Company, hold their rights in the Licensed IP, in each case, free and clear of any Liens (other than Permitted Liens), (ii) the Company and each of its Subsidiaries own or have a valid and, to the Knowledge of the Company, enforceable license or other right to use all Intellectual Property used or held for use in, or necessary for, the conduct of its business as currently conducted, (iii) all Registered IP is subsisting and valid and, to the Knowledge of the Company, is enforceable, (iv) neither the Company nor its Subsidiaries, nor the conduct of their respective businesses, has infringed, misappropriated, diluted or otherwise violated, or is infringing, misappropriating, diluting or otherwise violating, the Intellectual Property rights of any Person, (v) to the Knowledge of the Company, no Person has challenged, infringed, misappropriated, diluted, tarnished or otherwise violated any Company IP or any rights of the Company or any of its Subsidiaries in any Licensed IP, (vi) neither the Company nor any of its Subsidiaries is subject to any Action, nor, to the Knowledge of the Company, is any Action threatened against the Company or any of its Subsidiaries, with respect to any Intellectual Property owned, used or held for use by the Company or any of its Subsidiaries or alleging that any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates, dilutes or otherwise violates any Intellectual Property rights of any Person, (vii) the Company and its Subsidiaries have taken commercially reasonable actions to maintain, enforce and protect all Company IP and none of the Company IP has been adjudged invalid or unenforceable in whole or in part, (viii) the Company and its Subsidiaries have taken commercially reasonable steps designed to maintain the confidentiality of all Trade Secrets owned, used or held for use by the Company or any of its Subsidiaries, and none of such Trade Secrets has been disclosed other than to employees, contractors, consultants, representatives and agents of the Company or any of its Subsidiaries under appropriate written confidentiality agreements or comparable professional obligations of confidentiality, (ix) the Company and each of its Subsidiaries have either entered into binding, written agreements with their respective current and former employees and independent contractors who have participated in the development of any material Intellectual Property for or on behalf of the Company or such Subsidiary, as applicable, whereby such employees and independent contractors presently assign to the Company or such Subsidiary, as applicable, any ownership interest and right they may have in all such Intellectual Property, or have had such current and former employees and independent contractors assign to the Company or such Subsidiary, as applicable, any ownership interest and rights they may have in all such Intellectual Property by operation of law, (x) the consummation of the transactions contemplated by this Agreement will not (A) materially alter, encumber, extinguish or impair the Company IP or the Company's or its Subsidiaries' right to use any Licensed IP or (B) to the Knowledge of the Company, encumber any of the Intellectual Property owned or licensed by Parent or any of its Affiliates, and (xi) there exist no restrictions on the disclosure, use, license or transfer of the Company IP.

(b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) the Company and its Subsidiaries have taken commercially reasonable actions, consistent with current industry standards and Applicable Data Protection Requirements, designed to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures, business continuity procedures, multi-factor authentication procedures and encryption and other security protocol technology, and (iii) there has been no breach, or unauthorized use, access, interruption, modification or corruption, of any IT Assets (or any information or transactions stored or contained therein or transmitted thereby).

(c)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have at all times complied, and are currently in compliance, with all Applicable Data Protection Requirements, (ii) no Actions are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by any Person alleging a violation of any Applicable Data Protection Requirement or such Person's privacy, personal or confidentiality rights, nor, to the Knowledge of the Company, are any investigations by any Governmental Authorities pending against the Company or any of its Subsidiaries relating to any Applicable Data Protection Requirements, (iii) the

Company and its Subsidiaries have implemented and maintained commercially reasonable physical, technical, and organizational measures designed to protect all IT Assets and Personal Information in their possession or control against a breach, or unauthorized use, access, exfiltration, destruction, alteration, disclosure, loss, theft, interruption, modification or corruption, thereof ("**Data Breach**"), including procedures with respect to notification of any Data Breach that are required under any Applicable Data Protection Requirements, and (iv) there has been no Data Breach with respect to any such Personal Information, and the Company and its Subsidiaries have not been required under any Applicable Data Protection Requirement to provide any notice to any Governmental Authority or Person in connection with any Data Breach.

Section 4.17. Taxes.

(a) All material Tax Returns required to be filed by Applicable Law by, or on behalf of, the Company or any of its Subsidiaries have been timely filed (taking into account valid extensions of time to file), and all such Tax Returns are true, complete and correct in all material respects. Each of the Company and each of its Subsidiaries has timely paid (or has had paid on its behalf) in full to the appropriate Governmental Authority all material Taxes due and payable by it, whether or not shown as due on any Tax Returns.

(b) Each of the Company and each of its Subsidiaries has properly and timely withheld or collected and timely paid, or is properly holding for timely payment, all material Taxes required to be withheld, collected and paid over by it under Applicable Law, and each of the Company and each of its Subsidiaries has complied in all material respects with all related information reporting, withholding and record retention requirements.

(c) There is no Action in respect of a material amount of Taxes of the Company and its Subsidiaries that is currently being conducted or, to the Knowledge of the Company, threatened in writing by a Governmental Authority. There are no outstanding requests for filings or determinations in respect of any material Tax or Tax asset between the Company or any of its Subsidiaries and any Governmental Authority.

(d) No material Tax deficiency has been asserted in writing against the Company or any of its Subsidiaries that has not been resolved or paid in full. Within the past six years, no material written claim has been made by any Governmental Authority in a jurisdiction where the Company or a Subsidiary of the Company does not file a particular type of Tax Return or pay a particular type of Tax that the Company or a Subsidiary of the Company is or may be required to file such Tax Return or pay such Tax.

(e) There are no Liens on any of the assets of the Company or any of its Subsidiaries attributable to a material amount of Taxes other than Permitted Liens.

(f) Neither the Company nor any of its Subsidiaries has waived any statute of limitation in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for any material amount of Taxes, which waiver or extension is currently in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business for no more than six months).

(g)   Neither the Company nor any Subsidiary of the Company (i) is, or has been, a member of any affiliated, consolidated, combined or unitary Tax group, other than a group the common parent of which is the Company or any Subsidiary of the Company, or (ii) has any liability for any material amount of Taxes of any Person (other than the Company or current or former Subsidiary of the Company) arising from the application of Treasury Regulations Section 1.1502-6 (or any analogous provision of U.S. state or local or non-U.S. Tax law) or as a transferee or successor.

(h)   Neither the Company nor any of its Subsidiaries has entered into, or participated in, any "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i)   Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, or has knowledge of any fact or circumstance, that could reasonably be expected to prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

(j)   Neither the Company nor any of its Subsidiaries has been a "distributing" corporation or a "controlled corporation" (each within the meaning of Section 355(a)(1)(A) of the Code) in any distribution of stock during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(k)   Neither the Company nor any Subsidiary of the Company is a party to, or is bound by or has any obligation under any material Tax Sharing Agreement (other than agreements solely by and among the Company and its Subsidiaries).

Section 4.18.   *Employee Benefit Plans*. (a) Section 4.18(a) of the Company Disclosure Schedule contains a correct and complete list of each material Employee Plan. With respect to each material Employee Plan, the Company has made available to Parent true, correct and complete copies of, to the extent applicable, (i) such Employee Plan, including any amendment thereto (or, in the case of any unwritten Employee Plan, a written description thereof), (ii) each trust, insurance, annuity or other funding arrangement or amendment related thereto, (iii) the most recent summary plan description and any summary of material modifications prepared, (iv) the three most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recent determination or opinion letter from the Internal Revenue Service (the "**IRS**") and (vi) the three most recent annual reports on Form 5500 (or comparable form).

(b)   Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has in the past six years sponsored, maintained, administered or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to, any Title IV Plan (including any liability on account of a "complete withdrawal" or a "partial withdrawal" (within the meaning of Sections 4203 and 4205 of ERISA, respectively) from any Multiemployer Plan) or any International Plan.

(c)   Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and the Company is not aware of any reason why any such determination letter should be revoked or not be issued or reissued.

(d)   Each Employee Plan, and any award thereunder, that is or forms part of a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code has been timely amended (if applicable) to comply and has been operated in compliance with, and the Company and its Subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A of the Code.

(e)   Except as set forth on Section 4.18(e) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (i) entitle any current or former Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan, (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Parent, to merge, amend or terminate any Employee Plan or (iv) result in the payment of any amount that would not be deductible by reason of Section 280G of the Code or would be expected to be subject to an excise Tax under Section 4999 of the Code.

(f)   Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including under Section 409A or 4999 of the Code.

(g)   Neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Service Provider (other than coverage mandated by Applicable Law, including COBRA).

(h)   Each Employee Plan and its related trust, insurance contract or other funding vehicle has been maintained in compliance with its terms and all Applicable Law, including ERISA and the Code, except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No action, suit, investigation, audit, proceeding or claim (other than routine claims for benefits) is pending against or involves or, to the Company's Knowledge, is threatened against or threatened to involve, any Employee Plan before any arbitrator or any Governmental Authority, including the IRS, the Department of Labor or the PBGC, which, individually or in the aggregate, if determined or resolved adversely in accordance with the plaintiff's demands, could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i)   There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, an Employee Plan which would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended prior to the date hereof.

(j)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all contributions, premiums and payments that are due have been made for each Employee Plan within the time periods prescribed by the terms of such plan and Applicable Law, and all contributions, premiums and payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles and have been properly reflected on the Company Balance Sheet or disclosed in the notes thereto.

Section 4.19. *Labor Matters*. (a) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any Collective Bargaining Agreement or any other Contract with a labor union or similar labor organization, and, to the Company's Knowledge, no Person has applied to the National Labor Relations Board to be certified as the bargaining agent of any Company Employee with respect to such employee's employment with the Company and its Subsidiaries.

(b)   There are no unfair labor practice complaints pending or, to the Company's Knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving Company Employees. There is no, and there has not been since the Applicable Date, labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company's Knowledge, threatened against the Company or any of its Subsidiaries.

(c)   Neither the Company nor any of its Subsidiaries currently employs or engages any Service Provider outside of the U.S.

(d)   The Company and its Subsidiaries are, and have been since the Applicable Date, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment, and the payment and withholding of Taxes, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)   Since the Applicable Date, except as has not had and would not reasonably be expected to, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) no allegations of sexual harassment, sexual abuse, or other sexual misconduct have been made against any Service Provider of the Company or any of its Subsidiaries with respect to actions taken in the course of employment or engagement with the Company or its Subsidiaries and (ii) there are no proceedings pending or, to the Knowledge of the Company, threatened related to allegations of sexual harassment, sexual abuse or other sexual misconduct by any Service Provider of the Company or any of its Subsidiaries. Since the Applicable Date, except as has not had and would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment, sexual abuse or other sexual misconduct by any Service Provider of the Company or any of its Subsidiaries.

(f)   Since the Applicable Date, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with WARN and has no liabilities thereunder and have not taken any action during the 90-day period prior to the date hereof, or will take any action, that would reasonably be expected to cause Parent or any of its Affiliates or the Surviving Corporation or any of its successors or assigns to have any liability following the Closing Date under WARN.

Section 4.20.   *Environmental Matters*. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Action is pending or, to the Knowledge of the Company, threatened by any Person relating to the Company or any of its Subsidiaries under or relating to any Environmental Law, Hazardous Substance or Environmental Permit; (ii) the Company and its Subsidiaries are and for the past three years have been in compliance with all Environmental Laws, and such compliance includes obtaining, maintaining, timely renewing, and complying with, all Environmental Permits; (iii) there has been no Release of any Hazardous Substance at, from, in, on, under, to or about (A) any property currently or, to the Knowledge of the Company, formerly owned, leased or operated by, or (B) to the Knowledge of the Company, any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, in each case the Company or any of its Subsidiaries (or any of their respective predecessors); and (iv) the Company has made available to Parent complete and accurate copies of all environmental assessment and audit reports and studies that relate to the Company or its Subsidiaries (or any of their respective predecessors), in each case that are in the Company's possession, custody or control.

(b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the consummation of the transactions contemplated hereby requires no filings or notifications to be made or actions to be taken pursuant to any financial assurance, bond, letter of credit or similar instrument required for the operations of the Company or its Subsidiaries under any Environmental Law or Environmental Permit.

(c)   The consummation of the transactions contemplated herein does not subject any Company owned or leased real property interest to the New Jersey Industrial Site Recovery Act (N.J.A.C. 7:26B) or the Connecticut Property Transfer Law (Conn. Gen. Stat. § 22a-134, *et seq.* as amended by Public Act 01-204).

Section 4.21.   *Oil and Gas Matters*. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for property (i) sold, leased or otherwise disposed of in the ordinary course of business since the dates of the reserve reports prepared by DeGolyer and MacNaughton (collectively, the "**Company Independent Petroleum Engineers**" and such reserve reports, the "**Company Independent Reserve Reports**") relating to the Company's and its Subsidiaries' interests referred to therein as of December 31, 2022, (ii) reflected in the Company Independent Reserve Report or in the Company SEC Documents as having been sold, leased or otherwise disposed of prior to the date hereof, or (iii) sold, leased or otherwise disposed of as permitted under Section 6.01, the Company and its Subsidiaries have Defensible Title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Independent Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries. For purposes of the foregoing sentence, "**Defensible Title**" means the Company's or one or more of its Subsidiaries', as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Independent Reserve Report of all Hydrocarbons produced from or allocated to such Oil and Gas Properties throughout the life of such Oil and Gas Properties and (B) is free and clear of all Liens (other than Permitted Liens).

(b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Independent Petroleum Engineers relating to the Oil and Gas Properties referred to in the Company Independent Reserve Reports that was material to such firm's estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Independent Reserve Reports was, as of the time provided, accurate in all respects. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Independent Reserve Reports are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Independent Reserve Reports that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person under (or otherwise with respect to) any Oil and Gas Leases owned or held by the Company or any of its Subsidiaries have been properly and timely paid or contested in good faith in the ordinary course of business, as to which reserves have been taken in accordance with GAAP, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business, as to which reserves have been taken in accordance with GAAP and (iii) none of the Company or any of its Subsidiaries (and, to the Company's Knowledge, no third-party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business, as to which reserves have been taken in accordance with GAAP) and are not being held in suspense (by the Company, any of its Subsidiaries, any third-party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells. Neither the Company nor any of its Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties, deliveries required to resolve imbalances and similar arrangements established in the Oil and Gas Leases owned or held by the Company or its Subsidiaries) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person's interest in the Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)   All of the Wells and all water, carbon dioxide, injection or other wells (i) located on the Oil and Gas Properties of the Company and its Subsidiaries or on the Units included in the Oil and Gas Properties owned or held by the Company or its Subsidiaries or (ii) otherwise associated with an Oil and Gas Property of the Company or its

Subsidiaries, have been drilled, completed and operated within the limits permitted by the applicable Contracts and Oil and Gas Leases entered into by the Company or any of its Subsidiaries (or their respective predecessor in interest) related to such wells and in compliance with Applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such wells and all related development, production and other operations with respect to such wells have been conducted in compliance with all Applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Merger and the other transactions contemplated by this Agreement.

(g) All Oil and Gas Properties operated by the Company and its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices, except where the failure to so operate would not reasonably have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.22. *Material Contracts.* (a) Except as set forth in Section 4.22(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is party to or bound by any Contract:

(i) that would be required to be filed by the Company as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Act;

(ii) that are employment, independent contractor, consulting, severance or similar agreements with any individual (or such individual's alter ego entity) under which the Company or any of its Subsidiaries is or could become obligated to provide a base salary or annual consulting fees in excess of $500,000;

(iii) that (or, together with additional related Contracts with the same Person or its Affiliates) (A) involves the payment or receipt of amounts by the Company or any of its Subsidiaries of more than $35,000,000 in the calendar year ended December 31, 2022 or any subsequent calendar year or (B) is material to the CCUS Business and cannot be cancelled at any time by the Company or its applicable Subsidiary without penalty or further payment on no more than ninety (90) days' notice;

(iv) that are partnership, strategic alliance or joint venture agreements (A) if the interest of the Company or any of its Subsidiaries therein has an aggregate book value in excess of $35,000,000 or (B) that are material to the CCUS Business;

(v) that provides for the acquisition or disposition, directly or indirectly (by merger or otherwise) of assets (including properties) or capital stock (other than acquisitions or dispositions of Hydrocarbons or inventory and raw materials and supplies in the ordinary course of business) (A) for aggregate consideration under such

Contract in excess of $25,000,000 or (B) pursuant to which the Company or its Subsidiaries has continuing material "earn-out" or other contingent payment obligations;

(vi)   providing for material indemnification by the Company or any its Subsidiaries, other than indemnification obligations in (A) customary joint operating agreements and (B) commercial agreements, in each case, in the ordinary course of business relating to the EOR Business;

(vii)   that contains any "most favored nation" or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal (other than customary preferential rights in customary joint operating agreements entered into relating to the EOR Business in the ordinary course of business);

(viii)   that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any assets or any equity interests of any Person (excluding, in respect of the foregoing, agreements between the Company and its wholly-owned Subsidiaries);

(ix)   that materially restricts or purports to materially restrict the ability of the Company or any of its Affiliates to compete with, or to provide services in any line of business or with any Person or in any geographic area or market segment, in each case that would be applicable to the Surviving Corporation or any of its Subsidiaries or the Parent or any of its Subsidiaries following the Effective Time;

(x)   that is a Collective Bargaining Agreement;

(xi)   containing any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument, contract or arrangement, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever (other than hedges or forward Contracts entered into in the ordinary course of business);

(xii)   (A) with (1) any beneficial owner (as defined in Rule 13d-3 under the 1934 Act) of 5% or more of any class of securities of the Company or any of its Subsidiaries who has filed a Schedule 13D or Schedule 13G under the 1934 Act (or, to the Company's Knowledge, is required to make such a filing), or (2) any director or officer of the Company or any of its Subsidiaries or (B) that is required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act;

(xiii)   that (A) evidences Indebtedness for borrowed money of the Company or any Subsidiary of the Company (committed or outstanding) in excess of $15,000,000, (B) evidences a capitalized lease obligation in excess of $15,000,000 that is required to be classified as a balance sheet liability of the Company in accordance with GAAP or (C) restricts the payment of dividends or other distribution of assets by any of the Company or its Subsidiaries;

(xiv)   that would be required to be scheduled against Section 4.04 if in existence as of the date hereof;

(xv)   requiring future capital expenditures by the Company or any of its Subsidiaries other than any capital expenditure contemplated by Section 6.01(e) of the Company Disclosure Schedule;

(xvi)   under which the Company or any of its Subsidiaries (A) grants any right, license or covenant not to sue with respect to any Intellectual Property (other than non-exclusive licenses granted to customers or vendors in the ordinary course of business) or (B) obtains any right, license or covenant not to be sued with respect to any Intellectual Property owned by any third party (other than licenses for commercial off-the-shelf software which are generally available on non-discriminatory pricing terms); or

(xvii)   that is the subject of any Action individually in excess of $5,000,000 and under which there are outstanding obligations (including settlement agreements) of the Company or any of its Subsidiaries.

(b)   The Company has made available to Parent a true and complete copy of each Contract listed or required to be listed in Section 4.22(a) of the Company Disclosure Schedule (such Contracts, together with any Contract to which the Company or any of its Subsidiaries becomes a party or by which it becomes bound after the date hereof that would be required to be listed in Section 4.22(a) of the Company Disclosure Schedule if in effect as of the date hereof, the "**Material Contracts**" and each, a "**Material Contract**"). Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Material Contracts is valid, binding obligation of the Company, and to the Knowledge of the Company, each other party thereto, and in full force and effect, in each case subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (whether considered in a proceeding in equity or at law), and (ii) since the Applicable Date, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Material Contract, has breached or violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract.

Section 4.23.   *Affiliate Transactions.* Neither the Company nor any Subsidiary of the Company is a party to any Contract or other transaction, agreement or binding arrangement or understanding between the Company or its Subsidiaries, on the one hand, and any Affiliates thereof (other than wholly owned Subsidiaries of such Person) on the other hand.

Section 4.24.   *Finders' Fees.* Except for J.P. Morgan Securities LLC ("**JPM**"), Perella Weinberg Partners L.P. ("**PWP**") and PJT Partners LP ("**PJT**"), there is no financial advisor, investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.25.   Opinion of Financial Advisors.

(a)   The Company Board has received an opinion of JPM, to the effect that, as of the date of such opinion, the Merger Consideration to be paid to the holders of the Company Shares in the Merger is fair, from a financial point of view, to such holders. A written copy of such opinion will be delivered promptly after the date hereof to Parent for informational purposes only.

(b)   The Company Board has received an opinion of PWP, to the effect that, as of the date of such opinion, the Merger Consideration to be received by holders of outstanding Company Shares (other than Parent and its affiliates) in the proposed Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. A written copy of such opinion will be delivered promptly after the date hereof to Parent for informational purposes only.

(c)   The Company Board has received an opinion of PJT, to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders of the Company Shares in the Merger is fair to such holders from a financial point of view. A written copy of such opinion will be delivered promptly after the date hereof to Parent for informational purposes only.

Section 4.26. *Antitakeover Statutes*. The restrictions applicable to business combinations contained in Section 203 of the DGCL (or any other antitakeover or similar statute or regulation) are inapplicable to the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby. No other "control share acquisition," "fair price," "moratorium" or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby. There is no rights agreement, stockholder rights plan, tax preservation plan, net operating loss preservation plan or "poison pill" antitakeover plan in effect to which the Company or any of its Subsidiaries is subject, party to or otherwise bound.

Section 4.27. No Other Representations or Warranties.

(a)   Except for the representations and warranties made in this Article 4, as qualified by the Company Disclosure Schedule, or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Merger or the transactions contemplated hereby, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article 4, as qualified by the Company Disclosure Schedule, or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective business; or (ii) any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Merger or the transactions contemplated hereby.

(b)   The Company acknowledges and agrees that the representations and warranties by Parent and Merger Sub set forth in this Agreement constitute the sole and exclusive representations and warranties of such parties in connection with the transactions contemplated hereby, and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Merger Sub.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, except (x) as disclosed in any Parent SEC Document filed with or furnished to the SEC and publicly available since January 1, 2022 through the Business Day prior to the date of this Agreement (but excluding any general cautionary or forward-looking statements contained in the "Risk Factors" section or "Forward-Looking Statements" and any other statements that are similarly cautionary, predictive or forward-looking in nature, in each case other than any description of historical facts or events included therein); *provided* that this clause (x) shall not apply to the representations and warranties set forth in Sections 5.05 or 5.06(b), or (y) as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01. *Corporate Existence and Power*. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.02. *Corporate Authorization*. Each of Parent and Merger Sub has all requisite corporate power and authority, as applicable, to perform its obligations hereunder and consummate the Merger. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby are within the corporate powers of Parent and Merger Sub and have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, except for the adoption of this Agreement by the sole stockholder of Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws affecting creditors' rights generally and general principles of equity).

Section 5.03. *Governmental Authorization*. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing by or with respect to Parent or Merger Sub with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the NYSE, 1933 Act, the 1934 Act and any other state or federal securities laws, (d) any of the actions or filings set forth on Section 5.03 of the Parent Disclosure Schedule and (e) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04. *Non-contravention*. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Sub, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law or (c) assuming compliance with the matters referred to in Section 5.03, require payment or notice to, or any consent or other action by any Person under, constitute a breach or default, or an event that, with or without notice or lapse of time or both, would constitute a violation or breach of, or give rise to any right of termination, suspension, cancellation, acceleration, payment or any other change of any rights or obligations of Parent or any of its Subsidiaries, or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding on Parent or any of its Subsidiaries or any Permit affecting, or relating to, the assets or business of Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. *Capitalization*. (a) The authorized capital stock of Parent consists of (i) 9,000,000,000 Parent Shares and (ii) 200,000,000 shares of preferred stock, without par value (the "**Parent Preferred Stock**"). As of March 31, 2023, (A) 4,042,984,946 Parent Shares were issued and outstanding, (B) 38,353,868 Parent Shares were subject to awards made in the form of restricted common stock or restricted common stock units and (C) no shares of Parent Preferred Stock were issued or outstanding. All outstanding shares of capital stock of Parent have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(b)   There are no outstanding bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which stockholders of the Parent may vote. As of March 31, 2023, except as set forth in this Section 5.05, there were no outstanding (i) shares of capital stock or other voting securities of or ownership interests in Parent, (ii) securities of Parent convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in Parent, (iii) warrants, calls, options, subscriptions, commitments, Contracts or other rights to acquire from Parent, or other obligation of Parent to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities of or ownership interests in, Parent or (iv) restricted shares, stock appreciation rights, performance shares or units, contingent value rights, "phantom" stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or ownership interests in, Parent (the items in clauses (i) through (iv), including, for the avoidance of doubt, the Parent Shares, being referred to collectively as the "**Parent Securities**"). Neither Parent nor any of its Subsidiaries is a party to any voting agreement with respect to the voting, registration or transfer of any Parent Securities.

(c)   The Parent Shares to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

Section 5.06. *Subsidiaries*. (a) Each Subsidiary of Parent is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable) in good standing under the laws of its jurisdiction of incorporation or organization, has all corporate, limited liability company or comparable powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent's annual report on Form 10-K for the fiscal year ended December 31, 2022 identifies, as of its filing date, all "significant subsidiaries" (as defined under Rule 1-02(w) of Regulation S-X promulgated pursuant to the 1934 Act) (each, a "**Significant Subsidiary**") of Parent and their respective jurisdictions of organization.

(b)   As of the date hereof, there were no issued, reserved for issuance or outstanding (i) securities of Parent or any of its Significant Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any of its Significant Subsidiaries, (ii) warrants, calls, options or other rights to acquire from Parent or any of its Significant Subsidiaries, or other obligations of

Parent or any of its Significant Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Significant Subsidiary of Parent or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Significant Subsidiary of Parent (the items in clauses (i) through (iii) being referred to collectively as the "**Parent Subsidiary Securities**"). As of the date hereof, there are no outstanding obligations of Parent or any of its Significant Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities.

(c)   The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $1.00 per share, all which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and, prior to the Effective Time, Merger Sub will have engaged in no business and have no liabilities or obligations other than in connection with such transactions. Merger Sub has no Subsidiaries.

Section 5.07. *SEC Filings and the Sarbanes-Oxley Act*. (a) Since the Applicable Date, Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Parent (collectively, together with any exhibits and schedules thereto and other information incorporated therein, as they may have been supplemented, modified or amended since the date of filing, the "**Parent SEC Documents**").

(b)   As of its filing date (or, if amended or superseded by a filing, on the date of such filing), each Parent SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c)   As of its filing date (or, if amended or superseded by a filing, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)   Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)   Since the Applicable Date, Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be included in Parent's periodic and current reports under the 1934 Act, is made known to Parent's principal executive officer and its principal financial officer by others within those entities. Such disclosure controls and procedures are effective in timely alerting Parent's principal executive officer and principal financial officer to material information required to be included in Parent's periodic and current reports required under the 1934 Act.

(f) Since the Applicable Date, Parent and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of Parent's financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Parent's auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. There has not been any such disclosure made by management to Parent's auditors and audit committee since the Applicable Date.

(g) Neither Parent nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of Parent in violation of Section 402 of the Sarbanes-Oxley Act.

(h) Parent is in compliance with, and since the Applicable Date has complied, in each case in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(i) Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) have made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct.

Section 5.08. Financial *Statements*. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents (including all related notes and schedules thereto) fairly present in all material respects, in conformity with GAAP (except, in the case of unaudited consolidated interim financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis (except as may be indicated therein or in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 5.09. *Disclosure Documents*. The Registration Statement, and any amendments or supplements thereto, when filed, will comply as to form in all material respects with the applicable requirements of the 1933 Act. At the time the Registration Statement or any amendment or supplement thereto becomes effective, the Registration Statement, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent in writing for inclusion or incorporation by reference in the Proxy Statement/Prospectus or any amendment or supplement thereto shall not, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time of the Requisite Company Vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.09 will not apply to statements or omissions included or incorporated by reference in the Registration Statement or Proxy Statement/Prospectus or any amendment or supplement thereto based upon information furnished by the Company or any of its representatives or advisors in writing specifically for use or incorporation by reference therein.

Section 5.10. *Tax Treatment.* Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, or has knowledge of any fact or circumstance, that could reasonably be expected to prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

Section 5.11.   Absence of Certain Changes. Since the Parent Balance Sheet Date through the date of this Agreement, there has not been any event, change, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12.   Ownership of Company Shares. Neither Parent nor any of its Subsidiaries (including Merger Sub but excluding any pension or benefit plan managed or advised by Parent, its Subsidiaries or their respective employees) owns or has owned at any time in the three years preceding the date of this Agreement any Company Shares beneficially or of record.

Section 5.13.   No Other Representations or Warranties.

(a)   Except for the representations and warranties made in this Article 5, as qualified by the Parent Disclosure Schedule, or any certificate delivered pursuant to this Agreement, neither Parent, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Merger or the transactions contemplated hereby, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article 5, as qualified by the Parent Disclosure Schedule, or any certificate delivered pursuant to this Agreement, neither Parent, Merger Sub nor any other Person makes or has made any representation or warranty to Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) any oral or written information presented to Company or any of its Affiliates or Representatives in the course of the negotiation of this Agreement or in the course of the Merger or the transactions contemplated hereby.

(b)   Parent acknowledges and agrees that the representations and warranties by the Company set forth in this Agreement constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby, and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company. In connection with their due diligence investigation of the Company, Parent and Merger Sub have received and may continue to receive after the date hereof from the Company certain estimates, projections, forecasts and other forward-looking information regarding the Company and its businesses and operations. Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements and that Parent and Merger Sub will have no claim against the Company with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement.

ARTICLE 6
COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01.   *Conduct of the Company*. During the period from the date hereof until the Effective Time, except (i) with the prior written consent of Parent in each instance (which consent shall not be unreasonably withheld, delayed or conditioned); *provided*, that Parent's consent will be deemed obtained if Parent has not expressly denied its consent with respect to a given action within five Business Days following the Company's request for Parent's consent, (ii) as required by Applicable Law, (iii) as otherwise expressly contemplated or permitted by this Agreement or (iv) as set forth in Section 6.01of the Company Disclosure Schedule, (A) the Company shall, and shall cause each of its Subsidiaries to use commercially reasonable efforts to (1) conduct its business in the ordinary course of business, (2) preserve intact its present business organization, (3) comply with Applicable Laws and its Contracts, and maintain in effect all necessary Permits, (4) keep available the services of its directors, officers and key employees on commercially reasonable terms and (5) preserve satisfactory business relationships with its customers, lenders, suppliers and others having material business relationships with it; *provided* that no COVID-19 Response shall be deemed to be a breach of this Section 6.01 provided that, prior to taking any COVID-19 Response, the Company shall provide advance notice to and consult with Parent in good faith with respect thereto, and (A) the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)   amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b)   enter into any new line of business outside of the CCUS Business, the EOR Business and the existing other businesses of the Company and its Subsidiaries as of the date of this Agreement;

(c)   (i) adjust, split, combine, subdivide or reclassify any shares of its capital stock (other than such transactions by a wholly owned Subsidiary of the Company), (ii) declare, authorize, establish a record date for, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (including any Company Shares), except for dividends by any of its wholly-owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of its capital stock (including any Company Shares), Company Securities or any Company Subsidiary Securities, other than (A) the withholding of equity securities to satisfy tax obligations with respect to awards granted pursuant to any Equity Plan existing as of the date of this Agreement or (B) the acquisition by the Company of awards granted pursuant to any Equity Plan prior to the date hereof or otherwise in accordance with this Agreement in connection with the forfeiture of such awards;

(d)   (i) issue, deliver, sell, dispose, encumber, grant, confer, award or authorize the issuance, delivery, sale, disposal, encumbrance, grant, conferral or award of, any Company Securities or Company Subsidiary Securities, other than the issuance (A) of any Company Shares upon settlement of Company RSUs, Company DSUs or Company TSR Performance Awards that are outstanding on the date of this Agreement in accordance with the terms of those equity-based awards on the date of this Agreement, (B) of any Company Shares upon the exercise of Warrants that are outstanding on the date of this Agreement in accordance with the terms of the Warrants on the date of this Agreement, (C) of any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company, (D) of Company Shares under the ESPP in accordance with Section 2.04(f) and (E) of any equity or equity-based awards to the extent permitted by Section 6.01(m) or (ii) amend or otherwise change any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(e)   incur any capital expenditures or any obligations or liabilities in respect thereof, except as contemplated by Section 6.01(e) of the Company Disclosure Schedule;

(f)   acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement that is made available to Parent, (ii) acquisitions for which the consideration is less than $35,000,000 individually or $70,000,000 in the aggregate or (iii) acquisitions and licenses in the ordinary course of business;

(g)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than such transactions among wholly owned Subsidiaries of the Company;

(h)   sell, lease, license or otherwise transfer, or dispose of, mortgage, sell and lease back or otherwise, or create or incur any Lien on, any of the Company's or its Subsidiaries' assets, securities, properties, interests or businesses or other interests therein whether tangible or intangible (including securitizations) (other than Intellectual Property), other than (i) sales of inventory and equipment, or sales of Hydrocarbons, in each case in the ordinary course of business, or sales of or disposals of obsolete or worthless assets at the end of their scheduled retirement, (ii) pursuant to Contracts in effect on the date hereof that are made available to Parent, (iii) Permitted Liens, (iv) transfers among the Company and its wholly owned Subsidiaries, or among the wholly owned Subsidiaries of the Company and (v) sales, leases or dispositions for which the consideration is less than $35,000,000 individually or $70,000,000 in the aggregate;

(i)   sell, assign, license, sublicense, transfer, convey, abandon, or incur any Lien other than Permitted Liens on or otherwise dispose of or fail to maintain, enforce or protect any material Intellectual Property owned, used or held for use by the Company or any of its Subsidiaries (except for non-exclusive licenses or sublicenses of Intellectual Property granted by the Company or any of its Subsidiaries in the ordinary course of business);

(j)   make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business;

(k)   create, incur, assume, refinance or otherwise become liable with respect to any Indebtedness for borrowed money or guarantees thereof, other than (i) as required by its terms, (ii) additional borrowings under the Company Credit Agreement as in effect as of the date hereof, (iii) additional Indebtedness for borrowed money to fund the capital expenditures contemplated by Section 6.01(e) of the Company Disclosure Schedule if such Indebtedness may be repaid at Closing without penalty, or (iv) Indebtedness for borrowed money among the Company and its Subsidiaries or among Subsidiaries of the Company, or guarantees thereof;

(l)   enter into, amend or modify in any material respect or terminate any Material Contract or any Contract that would constitute a Material Contract if it were in effect on the date of this Agreement or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice and, in the case of Contracts relating to the CCUS Business, subject to Section 6.01(r);

(m)   (i) with respect to any current or former Service Provider (A) grant or increase any compensation, bonus, severance, retention, change in control, termination pay, welfare or other benefits, except for (x) increases in base compensation or wages (and corresponding increases in target annual bonus opportunities) of not more than 6% per Company Employee for Company Employees with base compensation of less than $500,000 and (y) (i) payment of annual bonuses to the extent earned for the fiscal year ending December 31, 2023 pursuant to the applicable Employee Plan and (ii) grants of annual bonus opportunities in respect of any fiscal year that commences after the date of this Agreement and prior to the Effective Time with target amounts consistent with the preceding clause (x) and with performance goals that are consistent with the budget for the applicable fiscal year, in the case of each of clauses (x) and (y), in the ordinary course of business consistent with past practice, (B) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any equity or equity-based awards held by, any current or former Service Provider except as set forth in Section 6.01(m)(i)(B) of the Company Disclosure Schedule, (C) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Employee Plan or (D) enter into or amend any employment, consulting, severance, retention, change in control, termination pay, retirement, deferred compensation, transaction bonus or similar agreement or arrangement other than Contracts entered into or amended in the ordinary course of business consistent with past practice that are immaterial to the Company in both cost and significance, (ii) establish, terminate, adopt, enter into or amend any Employee Plan, (iii) establish, adopt or enter into any Collective Bargaining Agreement or recognize any new union, works council or similar employee representative with respect to any current or former Company Employee, (iv) hire any employees with base compensation of $200,000 or more (unless necessary to replace an employee (other than an officer of the Company or any of its Subsidiaries) whose employment has ended, in which case such replacement employee shall be hired on comparable terms as the employee being replaced), or (v) terminate the employment of any Company Employee with base compensation of $200,000 or more, other than for cause;

(n)   change in any respect the Company's methods of accounting, except as required by changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(o)   settle, release, waive, discharge or compromise, or offer or propose to settle, release, waive, discharge or compromise, (i) any Action or threatened Action (excluding any Action or threatened Action relating to Taxes, which shall be subject to Section 6.01(p)) involving or against the Company or any of its Subsidiaries that results in a payment obligation (net of insurance proceeds) of the Company or any of its Subsidiaries in excess of $5,000,000 individually or $15,000,000 in the aggregate, or that imposes any material restrictions or limitations upon the assets, operations or business of the Company or any of its Subsidiaries or equitable or injunctive remedies or the admission of any criminal wrongdoing or (ii) any Action or threatened Action (excluding any Action or threatened Action relating to Taxes, which shall be subject to Section 6.01(p)) that relates to the transactions contemplated hereby;

(p)   (i) make, change or revoke any material election with respect to Taxes, other than in the ordinary course of business, (ii) file any amended material Tax Return, (iii) settle or compromise any material Tax claim, audit or assessment, (iv) prepare and file any material Tax Return in a manner materially inconsistent with past practice, (v) adopt or change any material Tax accounting method, (vi) change any Tax accounting period, (vii) enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, offset or reduction in Tax, or (viii) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment (other than any such extensions or waivers automatically granted);

(q)   fail to use reasonable best efforts to maintain in full force and effect existing material insurance policies (or substantially similar replacements thereto); *provided* that in the event of a termination, cancellation or lapse of any material insurance policy, the Company shall use commercially reasonable efforts to promptly obtain replacement policies providing substantially comparable insurance coverage with respect to the material assets, operations and activities of the Company and its Subsidiaries as currently in effect as of the date hereof;

(r)   enter into, amend or modify any Contract that materially commits, restricts or encumbers the assets, capacities or volumes of either the Green Pipeline or the NEJD Pipeline following the Closing that cannot be cancelled at any time by the Company or its applicable Subsidiary without penalty or further payment on no more than ninety (90) days' notice; or

(s)   agree, resolve or commit to do any of the foregoing.

Section 6.02. *Access to Information*. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement dated as of May 10, 2021 between the Company and Parent (the "**Confidentiality Agreement**"), the Company shall (and shall cause its Subsidiaries to) (a) provide Parent or its Representatives reasonable access to the Representatives and offices, properties, books and records, work papers and other documents of the Company and its Subsidiaries (including existing financial and operating data relating to the Company and its Subsidiaries) and to Service Providers in accordance with Section 6.02 of the Company Disclosure Schedule and (b) furnish to Parent and its Representatives such existing information as such Persons may reasonably request within a reasonable time of such request, including copies of such existing information. Any investigation pursuant to this Section 6.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries and Parent shall only have the right to perform a visual site assessments of the Company properties. Notwithstanding anything to the contrary herein, (a) the Company shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to Parent or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information is prohibited by Applicable Law or an existing Contract or agreement, but the Company will institute an alternate arrangement reasonably acceptable to Parent that enables Parent to gain access to the relevant information; (b) Parent shall not have access to personnel records of the Company or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the Company's good faith opinion the disclosure of which could subject the Company or any of its Subsidiaries to risk of liability; (c) Parent and its Representatives shall not be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the Company or its Subsidiaries without the prior written consent of the Company, which may be granted or withheld in the Company's sole discretion; and (d) to the extent the Company is obligated to provide Parent or its Representatives with physical access to the officers, key employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to their books, records, contracts and documents pursuant to this Section 6.02, the Company may instead provide such access by electronic means if physical access would not be permitted under Applicable Law (including any COVID-19 Measures). Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.02 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. No information or knowledge obtained by Parent in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder or to operate as a non-compete obligation against Parent and its Subsidiaries.

Section 6.03. *No Solicitation; Other Offers.* (a) From the date hereof until the Effective Time, the Company shall not and shall cause its Subsidiaries and its and their directors and officers not to, and shall use reasonable best efforts to cause its and their Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or knowingly encourage the submission by a Third Party of any Acquisition Proposal, (ii) enter into, engage in or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books, records, work papers and other documents related to the Company or any of its Subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, facilitate or encourage any effort by any Third Party, in each case, in connection with or in response to an Acquisition Proposal, or any inquiry that would reasonably be expected to lead an Acquisition Proposal, or (iii) enter into any oral or written or binding or non-binding agreement in principle, letter of intent, indication of interest, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument contemplating an Acquisition Proposal; *provided* that notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal and (B) in response to an inquiry or proposal from a Third Party, inform a Third Party or its Representative of the restrictions imposed by the provisions of this Section 6.03. The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, and will enforce or cause to be enforced each such agreement in accordance with its terms at the request of Parent; *provided*, *however*, that the Company may waive or fail to enforce any provision of such standstill or similar agreement of any Person if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to the Company's stockholders under Applicable Law. It is agreed that any violation of the restrictions on the Company set forth in this Section by any Subsidiary of the Company or by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 6.03(a) by the Company.

(b)   Except as permitted by Section 6.03(c), the Company Board, including any committee thereof, agrees it will not (i) qualify, withdraw or modify in a manner adverse to Parent or Merger Sub, or propose publicly to qualify, withdraw or modify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (ii) adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any Acquisition Proposal, or resolve to take any such action, (iii) publicly make any recommendation in connection with a tender offer or exchange offer by a Third Party other than a recommendation against such offer or a temporary "stop, look and listen" communication by the Company Board of the type contemplated by Rule 14d-9(f) under the 1934 Act, (iv) other than with respect to a tender or exchange offer described in clause (iii), following the date any Acquisition Proposal or any material modification thereto is first publicly announced, fail to issue a press release reaffirming the Company Board Recommendation within ten Business Days after a request by Parent to do so or (v) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus when disseminated to the Company's stockholders (any of the foregoing in these clauses (i) through (v), an "**Adverse Recommendation Change**").

(c)   <u>Exceptions</u>. Notwithstanding Section 6.03(a) and Section 6.03(b), at any time prior to the receipt of the Requisite Company Vote:

(i)   the Company, directly or indirectly through its Representatives, may (A) engage in the activities prohibited by clauses (i) through (iii) of Section 6.03(a) with any Third Party and its Representatives that has made after the date of this Agreement a bona fide, written Acquisition Proposal that did not result from a breach of Section 6.03(a) that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, is, or is reasonably likely to lead to, a Superior Proposal, and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries and afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those contained in the Confidentiality Agreement; *provided* that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party or its Representatives; and

(ii)   subject to compliance with Section 6.03(e), the Company Board may (A) following receipt of a bona fide, written Acquisition Proposal that did not result from a breach of Section 6.03(a) that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior

Proposal, make an Adverse Recommendation Change or terminate this Agreement pursuant to and in accordance with Section 10.01(d)(i) in order to enter into a definitive agreement for such Superior Proposal, or (B) in response to events, changes or developments in circumstances that are material to the Company and its Subsidiaries, taken as a whole, that were not known to the Company Board, or if known the consequences of which were not reasonably foreseeable, in each case as of or prior to the date hereof, and that become known to the Company Board prior to the receipt of the Requisite Company Vote (an "**Intervening Event**"), make an Adverse Recommendation Change; *provided* that in no event shall any of the following constitute or contribute to an Intervening Event: (A) any action taken by the parties pursuant to the affirmative covenants set forth in Section 8.01, or the consequences of any such action, (B) any event, circumstance, development, occurrence, fact, condition, effect or change relating to Parent or its Subsidiaries, (C) the fact that the Company exceeds any internal or published projections, estimates or expectations of the Company's revenue, earnings or other financial performance or results of operations for any period; *provided* that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause thereof may be taken into account, (D) changes in the Company Share price or Parent Share price or (E) the receipt, existence or terms of any Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal;

in each case referred to in the foregoing clauses (i) and (ii) only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably likely to be inconsistent with its fiduciary duties under Delaware law. In addition, nothing contained herein shall prevent the Company Board from complying with Rule 14e-2(a) or Rule 14d-9 under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.03.

(d)   Required Notices. The Company Board shall not take any of the actions referred to in Section 6.03(c)(i) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours after a director or senior executive officer of the Company becomes aware of such Acquisition Proposal or request) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries with respect to any Acquisition Proposal or for access to the business, properties, assets, books, records, work papers or other documents relating to the Company or any of its Subsidiaries by any Third Party that has indicated it may be considering making, or has made, an Acquisition Proposal. Such notice shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent reasonably informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal, indication or request and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company's compliance with this Section 6.03(d).

(e)   Last Look. Further, the Company Board shall not take any of the actions referred to in Section 6.03(c)(ii), unless (i) the Company promptly notifies Parent, in writing at least four Business Days before taking that action, of its intention to do so, specifying in reasonable detail the reasons therefor (which notice shall not constitute an Adverse Recommendation Change), attaching (A) in the case of a Superior Proposal, the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and identifying the Third Party making the Acquisition Proposal, or (B) in the case of an Intervening Event, a reasonably detailed description of such Intervening Event, (ii) the Company has negotiated, and has caused its Representatives to negotiate in good faith with Parent (to the extent Parent wishes to negotiate) during such notice period any revisions to the terms of this Agreement that Parent proposes and (iii) following the end of such notice period, the Company Board shall have determined, in consultation with outside legal counsel and its independent financial advisor, and giving due consideration to such revisions proposed by Parent, that (A) in the case of a Superior Proposal, such Superior Proposal would nevertheless continue to constitute a Superior Proposal (assuming such revisions proposed by Parent were to be given effect) (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company; *provided* that for the purposes of such new notification the reference to "four Business Days" in Section 6.03(e)(i) shall be deemed to be "three Business Days") and (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, such Intervening Event would nevertheless necessitate the need for such Adverse Recommendation Change (it being understood and agreed that any material change to the facts and circumstances relating to such Intervening Event shall require a new written notification from the Company; *provided* that for the purposes of any such new notification the reference to "four Business Days" in Section 6.03(e)(i) shall be deemed to be "three Business Days"), and, in either case, the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Delaware law.

(f)   Definition of Superior Proposal. For purposes of this Agreement, "**Superior Proposal**" means any *bona fide*, written Acquisition Proposal not solicited in breach of this Agreement (but substituting "50%" for all references to "20%" in the definition of such term) by any Person or group (other than Parent or any of its Subsidiaries), (i) on terms that the Company Board determines in good faith after consultation with outside counsel and its financial advisor, are more favorable to the Company's stockholders than the Merger, taking into account the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and this Agreement (taking into account any revisions to the terms of this Agreement proposed by Parent in response to such Acquisition Proposal as contemplated by Section 6.03(e)) and (ii) that the Company Board determines is reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, financing, timing, conditionality, legal and other aspects of such proposal.

(g)   Obligation of the Company to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their directors and officers to, and shall use reasonable best efforts to cause its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal. The Company shall promptly request that each Third Party, if any, that has executed a confidentiality agreement within the 12-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information), in accordance with the terms of such confidentiality agreements. The Company shall use its reasonable best efforts to secure all certifications of such return or destruction as promptly as practicable.

Section 6.04. *Updated Equity Awards Schedule*. Upon Parent's written request, the Company will provide Parent, within three days of such request, a revised version of Section 4.05(a) of the Company Disclosure Schedule, updated as of the most recent practicable date.

ARTICLE 7
COVENANTS OF THE PARENT

Parent agrees that:

Section 7.01.   Conduct of Parent. During the period from the date hereof until the Effective Time, except (i) with the prior written consent of the Company in each instance (which consent shall not be unreasonably withheld, delayed or conditioned); *provided*, that the Company's consent will be deemed obtained if the Company has not expressly denied its consent with respect to a given action within five Business Days following the Parent's request for the Company's consent, (ii) as required by Applicable Law, (iii) as otherwise expressly contemplated or permitted by this Agreement or (iv) as set forth in Section 7.01 of the Parent Disclosure Schedule, Parent shall not, nor shall it permit any of its Subsidiaries to:

(b)   adopt or propose any change in the certificate of incorporation of Parent in any manner that would be materially adverse to the Company or the Company's stockholders;

(c)   adopt a plan or agreement of complete or partial liquidation or dissolution of Parent;

(d)   declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to Parent's capital stock (excluding, for the avoidance of doubt, stock buybacks) other than regular quarterly cash dividends payable by Parent including increases that are materially consistent with past practice; or

(e)   agree or commit to do any of the foregoing.

Section 7.02. *Obligations of Merger Sub*. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03. *Director and Officer Liability*. (a) Without limiting any other right that an Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, Parent shall require the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(i)   For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former directors, officers, employees, fiduciaries and agents of the Company and its Subsidiaries, and any individuals serving in such capacity at or with respect to other Persons at the Company's or its Subsidiaries' request (each, an "**Indemnified Person**") from and against any losses, damages, liabilities, costs, expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect thereof) in respect of the Indemnified Persons' having served in such capacity at or prior to the Effective Time, in each case, to the fullest extent permitted by the DGCL or provided under the Company's certificate of incorporation and bylaws in effect on the date hereof; *provided* that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law. If any Indemnified Person is made party to any claim, action, suit, proceeding or investigation arising out of or relating to matters that would be indemnifiable pursuant to the immediately preceding sentence, Surviving Corporation shall advance fees, costs and expenses (including attorneys' fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such claim, action, suit, proceeding or investigation in each case to the extent the Company is required to do so and on the same terms as provided in the Company's bylaws in effect on the date hereof; *provided* that any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 7.03, upon learning of any such proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 7.03 except to the extent such failure materially prejudices such party's position with respect to such claims); and

(ii)   For six years after the Effective Time, Parent shall cause the Surviving Corporation shall cause to be maintained in effect provisions in the Surviving Corporation's certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(b)   From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries shall honor and comply with their respective obligations under any indemnification agreement with any Indemnified Person that is set forth in Section 7.03(b) of the Company Disclosure Schedule, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Person thereunder.

(c)   Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors' and officers' liability coverage of the Company's existing directors' and officers' insurance policies and the Company's existing fiduciary liability insurance policies (collectively, "**D&O Insurance**"), which D&O Insurance shall (i) be for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, (ii) be from an insurance carrier with the same or better credit rating as the Company's current insurance carrier with respect to D&O Insurance and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company's existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of him or her having served in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); *provided* that the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto; *provided* further that the cost of any such tail policy shall not exceed 300% of the aggregate annual premium paid by the Company in respect of the D&O Insurance (which amount is set forth in Section 7.03(c) of the Company Disclosure Schedule); and *provided*, *further*, that if the aggregate premiums of such tail policy exceed such amount, the Company shall, or Parent shall cause the Surviving Corporation to, as applicable, obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)   If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 7.03.

(e)   The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries under the DGCL or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries that is set forth in Section 7.03(b) of the Company Disclosure Schedule.

Section 7.04. *Employee Matters*. (a) Not later than five Business Days following the date of this Agreement, and to the extent permitted by Applicable Law, the Company shall provide Parent with a true, complete and correct list of the following with respect to (i) each Company Employee: name, employer, title, hire date, location, whether full- or part-time, whether active or on leave (and, if on leave, the nature of the leave and the expected return date), whether exempt from the Fair Labor Standards Act, annual salary or wage rate, most recent annual bonus received and current annual bonus opportunity and (ii) each individual independent contractor whose engagement involves providing material services to the Company: name, entity for which services are provided, services provided, service commencement date, rate of compensation and scheduled termination date.

(b)   For the period commencing at the Closing and ending on the first anniversary thereof or shorter period of employment with Parent and its Affiliates (including the Surviving Corporation) following the Closing (the "**Continuation Period**"), Parent shall provide, or shall cause its Affiliates (including the Surviving Corporation) to provide, each Company Employee who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a "**Continuing Employee**") and who continue employment during such time period (i) with a base salary or base wages and target annual cash incentive compensation opportunities that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time and (ii) employee benefits (excluding any equity or equity-based compensation, change in control, transaction or retention bonuses or payments) that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time. Notwithstanding anything provided in this Section 7.03 or anything else in this Agreement to the contrary, each Continuing Employee who, at any time during the Continuation Period becomes covered by a Collective Bargaining Agreement shall solely be provided with compensation, benefits and terms and conditions of employment consistent with the terms of such Collective Bargaining Agreement.

(c)   With respect to any "employee benefit plan," as defined in Section 3(3) of ERISA, maintained by Parent or its Affiliates in which any Continuing Employee is eligible to participate on or after the Closing, for purposes of determining eligibility to participate and vesting (but not for benefit accrual purposes, except for paid time off and severance), Parent shall, or shall cause its Affiliates (including the Surviving Corporation) to, use commercially reasonable efforts to treat such Continuing Employee's service with the Company or any of its Subsidiaries prior to the Closing as service with Parent and its Affiliates to the same extent as such Continuing Employee was entitled, before the Closing, to credit for such service under any analogous Employee

Plan; *provided* that the foregoing shall not apply to the extent that it would result in any duplication of benefits for the same period of service.

(d)   Prior to the Closing Date, the Company shall take all actions that may be necessary or appropriate to terminate, as of the day immediately preceding the Closing Date, (i) the Company's 401(k) plan (the "**Company 401(k) Plan**") and (ii) each other Employee Plan identified in Section 7.04(d) of the Company Disclosure Schedule; *provided* that such termination is permitted under Section 409A of the Code. The Company shall provide Parent with evidence that the Company 401(k) Plan and each other Employee Plan identified in Section 7.04(d) of the Company Disclosure Schedule has been terminated (the form and substance of which shall be subject to review and reasonable comment by Parent) not later than two Business Days immediately preceding the Closing Date. In connection with the termination of the Company 401(k) Plan, Parent shall permit each Continuing Employee who is a participant in the Company 401(k) Plan to (A) become a participant in a 401(k) plan of Parent or its Subsidiary that is an "eligible retirement plan" (within the meaning of Section 401(a)(31) of the Code) (the "**Parent 401(k) Plan**") immediately after the Closing Date, subject to the terms and conditions of the Parent 401(k) Plan and (B) subject to the terms and conditions of the Parent 401(k) Plan, to make rollover contributions of "eligible rollover distributions" (within the meaning of Section 401(a)(31) of the Code) in cash or a note (in the case of a participant loan) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan effective as of the Closing Date (provided that the foregoing shall not require the Parent 401(k) Plan to accept a rollover of more than one loan note per participant). Notwithstanding the foregoing, the Company shall not terminate the Company 401(k) Plan or any other Employee Plan identified in Section 7.04(d) of the Company Disclosure Schedule if, not later than five Business Days prior to the Closing Date, Parent requests that the Company not terminate such plan.

(e)   Nothing in this Section 7.03, express or implied, (i) is intended to or shall confer upon any Person other than the parties hereto, including any current or former Service Provider, Company Employee or Continuing Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any Employee Plan or other benefit plan, program, agreement or arrangement, (iii) shall alter or limit the ability of Parent or any of its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to amend, modify or terminate any Employee Plan or any other benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) shall create any obligation on the part of Parent or its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to employ or engage any Service Provider for any period following the Effective Time.

Section 7.05. *Stock Exchange Listing*. Parent shall use its reasonable best efforts to cause the Parent Shares to be issued as part of the Merger Consideration to be listed on the NYSE, subject to official notice of issuance.

Section 7.06. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such similar Taxes imposed on the Company or any of its Subsidiaries with respect to the Merger shall be paid by Parent and Merger Sub when due.

ARTICLE 8
COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. *Reasonable Best Efforts*. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including using such reasonable best efforts in connection with (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

(b)   In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within twenty Business Days after the date hereof. Each of Parent and the Company shall respond as promptly as practicable to any inquiries received from any Governmental Authority for additional information and documentary material that may be requested pursuant to the HSR Act and use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Each party hereto shall (iii) notify the other parties of any substantive communication to that party from any Governmental Authority, and, subject to Applicable Law, permit the other parties to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority, (iv) promptly furnish the other parties with copies of all correspondence, filings and written communications between it and its Representatives, on the one hand, and such Governmental Authority, on the other hand, with respect to this Agreement and the transactions contemplated hereby, (v) not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with this Agreement or the transactions contemplated hereby unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate thereat and (vi) furnish the other parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives on the one hand, and any Governmental Authority or members or their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with this Agreement. Any materials exchanged in connection with this Section 8.01 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning valuation or other competitively sensitive material, and the parties may, as they deem advisable and necessary, designate any materials provided to the other under this Section 8.01 as "outside counsel only."

(c)   Without limiting this Section 8.01, but subject to the remainder of this Section 8.01(c), Parent and the Company shall use their reasonable best efforts to resist, defend against, lift or rescind the entry of any injunction or restraining order or other order of any Governmental Authority prohibiting the parties from consummating the transactions contemplated hereby in accordance with the terms of this Agreement; *provided* that nothing in this Section 8.01 or anything else in this Agreement shall require Parent or any of its Subsidiaries to (and neither the Company nor any of its Subsidiaries shall, or shall offer or agree to, do any of the following without Parent's prior written consent): (i) sell, divest or discontinue any portion of the assets, liabilities, activities, businesses or operations of Parent or its Subsidiaries existing prior to the Closing, (ii) accept any other remedy with respect to Parent's or any of its Subsidiaries' assets, liabilities, activities, businesses or operations, (iii) accept any other remedy with respect to the Company's or any of its Subsidiaries' assets, liabilities, activities, businesses or operations (collectively, "**Company Activities**") that would, in case of any such other remedy for purposes of this clause (iii), represent a material restriction, limit or restraint on the ability of Parent or its Subsidiaries to conduct or engage in Company Activities after the Closing (it being understood and agreed that any remedy with respect to the Company Activities relating to the CCUS Business will represent a material restriction, limit or restraint on the ability of Parent or its Subsidiaries to conduct or engage in Company Activities after the Closing) or (iv) otherwise take or commit to take any actions with respect to Company Activities that would reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries (any of the actions described in the preceding clauses (i)-(iv), a "**Burdensome Condition**"). Notwithstanding the foregoing, at the written request of Parent, the Company shall, and shall cause its Subsidiaries to, agree to take any action that would constitute a Burdensome Condition so long as, in the case of actions described in clauses (i)-(ii) of the definition of Burdensome Condition, such action is conditioned upon the occurrence of the Closing.

(d)   Parent shall, upon consultation with the Company and in consideration of the Company's views in good faith, be entitled to direct the defense of this Agreement and the transactions contemplated hereby before any Governmental Authority and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Authorities regarding (v) the expiration or termination of any applicable waiting period relating to the Merger under the HSR Act or (vi) obtaining any consent, approval, waiver, clearance, authorization or permission from a Governmental Authority; *provided*, *however*, that it shall afford the Company a reasonable opportunity to participate therein.

Section 8.02. *Certain Filings*. Subject to Section 8.01 and Section 8.03, the Company and Parent shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Contracts, in connection with the consummation of the transactions contemplated by this Agreement. Subject to Section 8.01 and Section 8.03, upon Parent's written request, the Company shall use reasonable best efforts to seek any such actions, consents, approvals and waivers; *provided that* in no event shall the Company be required to pay, prior to the Effective Time, any fee, penalty or other consideration to any Person for any such actions, consents, approvals and waivers (unless Parent agrees to reimburse the Company).

Section 8.03. *Registration Statement; Proxy Statement/Prospectus; Company Meeting*. (a) Parent and the Company will jointly prepare and cause to be filed with the SEC the Registration Statement (in which the Proxy Statement/Prospectus will be included) and the Proxy Statement/Prospectus and shall use commercially reasonable efforts to cause such filing to be made no later than 45 days after the date hereof. The Company, Parent and Merger Sub shall cooperate with each other in the preparation of the Registration Statement and the Proxy Statement/Prospectus and furnish all information concerning itself and its Affiliates that is required in connection with the preparation of the Registration Statement or Proxy Statement/Prospectus. No filing of, or amendment or supplement to, the Registration Statement or Proxy Statement/Prospectus or response to SEC comments will be made by Parent or the Company without providing the other party a reasonable opportunity to review and comment thereon and such party shall give reasonable consideration to any comments made by the other party and its Representatives; *provided*, that with respect to documents filed by Parent which are incorporated by reference in the Registration Statement or Proxy Statement/Prospectus, this Company right to review shall apply only with respect to information (if any) relating to the Company's business, financial condition or results of operations. Each of Parent and the Company shall use its commercially reasonable efforts to (i) cause the Registration Statement and the Proxy Statement/Prospectus at the date that it (and any amendment or supplement thereto) is first published, sent, or given to the stockholders of the Company and at the time of the Company Meeting, to (A) comply as to form in all material respects with the requirements of the 1933 Act and 1934 Act, respectively, and the rules and regulations promulgated thereunder and (B) not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) have the Registration Statement declared effective under the 1933 Act as promptly as practicable after its filing and keep the Registration Statement effective for so long as necessary to consummate the Merger.

(b)   Each party will notify the other party promptly of the receipt of any comments or other communications, whether written or oral, that such party or its Representatives may receive from time to time from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Registration Statement or Proxy Statement/Prospectus or for additional information and each party will supply the other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement/Prospectus or the transactions contemplated hereby. Parent will take the lead in any meetings or conferences with the SEC. If at any time prior to the Company Meeting (or any adjournment or postponement thereof) any information relating to Parent or the Company, or any of their respective Affiliates, directors or officers, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or Proxy Statement/Prospectus, so that the Registration Statement or Proxy Statement/Prospectus, respectively, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information will promptly notify the other party hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of the Company.

(c)   The Company shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the stockholders of the Company as promptly as practicable after the Registration Statement is declared effective by the SEC.

(d)   The Company will, as soon as reasonably practicable following the date of this Agreement, establish a record date (and commence a broker search pursuant to Section 14a-13 of the 1934 Act in connection therewith) for, and as soon as reasonably practicable following the date the Registration Statement is declared effective by the SEC, duly call, give notice of, convene and hold (no later than the 50th day following the first mailing of the Proxy Statement/Prospectus), the Company Meeting. Subject to Section 6.03, the Company shall effect the Company Board Recommendation. The Proxy Statement/Prospectus shall (subject to Section 6.03) include the Company Board Recommendation. Once the Company Meeting has been scheduled by the Company, the Company shall not adjourn, postpone, reschedule or recess the Company Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed); *provided* that the Company may, notwithstanding the foregoing, without the prior written consent of Parent, postpone or adjourn the Company Meeting (i) if, after consultation with Parent, the Company believes in good faith that such adjournment or postponement is reasonably necessary to solicit additional proxies for the purpose of obtaining the Requisite Company Vote, (ii) if there are not holders of a sufficient number of Company Shares present or represented by proxy at the Company Meeting to constitute a quorum at the Company Meeting and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined in good faith, after consultation with outside legal counsel, is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of the Company prior to the Company Meeting; *provided,* however, that the Company Meeting shall not be postponed or adjourned as a result of clause (i) or clause (ii) above for a period of more than ten Business Days in the aggregate without the prior written consent of Parent.

The Company agrees that, unless this Agreement is terminated pursuant to Section 10.01, its obligations pursuant to this Section 8.03 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Acquisition Proposal. The Company further agrees that unless this Agreement is terminated pursuant to Section 10.01, its obligation to hold the Company Meeting shall not be affected by the making of any Adverse Recommendation Change; *provided,* however, that in such event the Company shall have no obligation to solicit proxies to obtain the Requisite Company Vote. The Company shall provide updates to Parent with respect to the proxy solicitation for the Company Meeting (including interim results) as reasonably requested by Parent.

Section 8.04. *Public Announcements*. The initial press release issued by Parent and the Company with respect to the execution of this Agreement shall be reasonably agreed upon by Parent and the Company. Thereafter, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association (in which case, such disclosing party will endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such public statement or press release, and, in the case of the Company, will implement any reasonable comments of Parent thereto), shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation (and, in the case of the Company, without the prior written consent of Parent (not to be unreasonably withheld)). Notwithstanding the foregoing, (i) without prior consultation, each party may disseminate the information included in a press release or other document previously approved for external distribution by the other parties and unmodified from the version so approved, and the restrictions set forth in this Section 8.04 shall not apply in connection with any dispute between the parties regarding this Agreement or the transactions contemplated hereby and (ii) no provision of this Agreement shall be deemed to restrict in any manner a party's ability to communicate with its employees. The Company shall not be required by any provision of this Agreement to consult with or obtain any approval from Parent with respect to a public announcement or press release issued solely in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or an Adverse Recommendation Change, other than as set forth in and subject to compliance with Section 6.03.

Section 8.05. *Further Assurances*. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments, assurances or other instruments and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.06. *Section 16 Matters.* Prior to the Effective Time, the Company and Parent shall take all actions necessary to cause any dispositions of (or other transactions in) Company Shares (including derivative securities with respect to such Company Shares) resulting from the transactions contemplated by this Agreement or acquisitions of Parent Shares (including derivative securities with respect to Parent Shares) resulting from the transactions contemplated by Article 2 of this Agreement, in each case, by each officer or director who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16(b)-3 under the 1934 Act.

Section 8.07. *Notices of Certain Events.* Each of the Company and Parent shall promptly notify the other of:

(a)   any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)   any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (other than such communications contemplated in Section 8.01, which shall be governed by such Section);

(c)   any Actions commenced or, to its knowledge (or, in the case of the Company or its Subsidiaries, to the Knowledge of the Company), threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d)   Knowledge of any inaccuracy of any representation or warranty made by that party contained in this Agreement, or any other fact, event or circumstance, that would reasonably be expected to cause any condition to the Merger to not be satisfied; and

(e)   Knowledge of any failure of that party to comply with or satisfy any covenant, condition or agreement that would reasonably be expected to cause any condition to the Merger to not be satisfied;

provided that the delivery of any notice pursuant to this Section 8.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.08. *Stock Exchange De-listing.* Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Shares from the NYSE and the deregistration of the Company Shares under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days thereafter.

Section 8.09. *Takeover Statutes.* If any "control share acquisition," "fair price," "moratorium" or other antitakeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 8.10. Tax Matters.

(a)   The Company shall use its reasonable best efforts to deliver to Vinson & Elkins, L.L.P. ("**V&E**"), counsel to the Company, and Davis Polk & Wardwell LLP ("**Davis Polk**"), counsel to Parent, the Company Tax Representation Letter, dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC), signed by an executive officer of the Company, containing representations of the Company, and Parent shall use its reasonable best efforts to deliver to V&E and Davis Polk the Parent Tax Representation Letter, dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC), signed by an executive officer of Parent, containing representations of Parent, in each case, as shall be reasonably requested in connection with any Tax opinion regarding the U.S. federal income Tax consequences of the Merger that may be contained or set forth in the Registration Statement or delivered to a party in connection with the Closing.

(b)   The parties adopt this agreement as a "plan of reorganization" for purposes of Section 368 of the Code and the Treasury Regulations thereunder. Each of Parent and the Company shall (and shall cause its Subsidiaries and Affiliates to) use its reasonable best efforts (i) to cause the Merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Code with respect to which Parent and the Company will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code and (ii) not to, and not permit or cause any of its respective Subsidiaries or Affiliates to, take or cause to be taken any action reasonably likely to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code. Each of Parent and the Company shall notify the other party promptly after becoming aware of any fact or circumstance that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code.

(c)   To the extent permitted by Applicable Law, the parties shall (and shall cause their Subsidiaries and Affiliates to) report the Merger for U.S. federal, state and other applicable income Tax purposes as a "reorganization" within the meaning of

Section 368(a) of the Code (and comply with all reporting and recordkeeping requirements applicable to the Merger that are prescribed by the Code, the Treasury Regulations or forms, instructions or other publications of the Internal Revenue Service, including the recordkeeping and information-filing requirements prescribed by Treasury Regulations Section 1.368-3) and take no Tax position inconsistent therewith. Notwithstanding any provision in this Agreement to the contrary, (i) it is not a condition to the Closing that the Merger qualify as a "reorganization" within the meaning of Section 368(a) of the Code and (ii) none of Parent, the Company or any Subsidiary of either shall have any liability or obligation to any holder of Company Shares should the Merger fail to qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

Section 8.11. *Treatment of Company Indebtedness*. Prior to the Closing Date, the Company shall, as reasonably requested by Parent in writing, (i) deliver (or cause to be delivered) notices of the payoff, prepayment, discharge and termination of any outstanding Indebtedness or obligations of the Company and each applicable Subsidiary of the Company as required under the Company Credit Agreement and any other Indebtedness for borrowed money of the Company and any of its Subsidiaries (the amounts outstanding under the Company Credit Agreement and under all other Indebtedness for borrowed money of the Company and its Subsidiaries, collectively, the "**Company Indebtedness Payoff Amount**"), (ii) take all other actions within its reasonable control and reasonably required to facilitate the repayment of the Company Indebtedness Payoff Amount, including the termination of the commitments under the Company Credit Agreement, in each case, substantially concurrently with the Effective Time, and (iii) obtain customary payoff or termination letters or other similar evidence with respect to the Company Credit Agreement and any other Indebtedness for borrowed money of the Company and any of its Subsidiaries, in each case, in a form reasonably acceptable to Parent, at least two (2) Business Days prior to the Closing Date (which payoff letters shall be subject to customary conditions). Parent shall (x) irrevocably pay off, or cause to be paid off, at or substantially concurrently with the Effective Time, the Company Indebtedness Payoff Amount (if any) and (y) take all actions within its control to provide all customary cooperation as may be reasonably requested by the Company to assist the Company in connection with its obligations under this Section 8.11. For the avoidance of doubt, (A) the Company and its Subsidiaries shall have no obligation to make any payment in respect of the Company Indebtedness Payoff Amount or in respect of any notice delivered under Section (i) of this Section 8.11 prior to the Effective Time and (B) the Company shall not be obligated to terminate or discharge (or make or cause to become effective any such action) the Company Credit Agreement or any other Indebtedness for borrowed money of the Company or its Subsidiaries prior to the Effective Time.

ARTICLE 9
CONDITIONS TO THE MERGER

Section 9.01. *Conditions to the Obligations of Each Party*. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a)   no injunction or other order issued by a court of competent jurisdiction or Applicable Law or legal prohibition shall prohibit or make illegal the consummation of the Merger;

(b)   the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger, by the Requisite Company Vote shall have been obtained;

(c)   any applicable waiting period under the HSR Act (including any extension thereof) shall have expired or been terminated;

(d)   the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

(e)   the Parent Shares to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 9.02. *Conditions to the Obligations of Parent and Merger Sub*. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a)   the Company shall have performed in all material respects each of its obligations under this Agreement required to be performed by it at or prior to the Effective Time;

(b)   (i) the representations and warranties of the Company set forth in Sections 4.01, 4.02, 4.04(a), 4.06 (other than the first four sentences of 4.06(b)), 4.23, 4.24, 4.25 and 4.26 of this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); (ii) the representations and warranties of the Company set forth in Sections 4.05 and 4.06(b) (other than the last sentence thereof) of this Agreement shall be true and correct (except for *de minimis* inaccuracies) in all respects as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); (iii) the representation and warranty of the Company set forth in Section 4.10(b) of this Agreement shall be true and correct in all respects as of the date of this Agreement; and (iv) the representations and warranties of the Company set forth in this Agreement (other than those referred to in the preceding clauses (i)-(iii)) shall be true and correct as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the case of clauses (i), (ii) and (iv) disregarding for this purpose all "Company Material Adverse Effect" and "materiality" qualifications contained in such representations and warranties;

(c)   there shall not have occurred since the date hereof a Company Material Adverse Effect;

(d)   the closing condition in Section 9.01(a) (if the Applicable Law or legal prohibition relates to any of the matters referenced in Section 9.01(c)) shall have been satisfied without the imposition of a Burdensome Condition (including any Burdensome Condition that would come into effect at the Closing);

(e)   the closing condition in Section 9.01(c) shall have been satisfied without the imposition of a Burdensome Condition (including any Burdensome Condition that would come into effect at the Closing); and

(f)   the Company shall have delivered to Parent a certificate signed by an executive officer of the Company dated as of the Closing Date certifying that the conditions specified in paragraphs (a), (b) and (c) of this Section 9.02 have been satisfied.

Section 9.03.   *Conditions to the Obligations of the Company*. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following conditions:

(a)   Parent and Merger Sub shall have performed in all material respects each of their obligations under this Agreement required to be performed by them at or prior to the Effective Time;

(b)   (i) the representations and warranties of Parent and Merger Sub set forth in Sections 5.01, 5.02 and 5.04(a) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); (ii) the representations and warranties of Parent set forth in Section 5.05 of this Agreement shall be true and correct (except for *de minimis* inaccuracies) in all respects as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); (iii) the representation and warranty of Parent set forth in Section 5.11 of this Agreement shall be true and correct in all respects as of the date of the Agreement; and (iv) the representations and warranties of Parent set forth in this Agreement (other than those referred to in the preceding clauses (i)-(iii)) shall be true and correct as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, in the case of clauses (i), (ii) and (iv) disregarding for this purpose all "Parent Material Adverse Effect" and "materiality" qualifications contained in such representations and warranties;

(c)   there shall not have occurred since the date hereof a Parent Material Adverse Effect; and

(d)   Parent shall have delivered to the Company a certificate signed by an executive officer of Parent dated as of the Closing Date certifying that the conditions specified in paragraphs (a), (b) and (c) of this Section 9.03 have been satisfied.

ARTICLE 10
TERMINATION

Section 10.01. *Termination*. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a)   by mutual written agreement of the Company and Parent;

(b)   by either the Company or Parent, if:

(i)   the Effective Time has not occurred on or before July 13, 2024 (as such date may be extended pursuant to the following proviso, the "**End Date**"); *provided*, that, if on such date, one or more of the conditions to the Closing set forth in (A) Section 9.01(a) (if the Applicable Law or legal prohibition relates to any of the matters referenced in Section 9.01(c)), (B) Section 9.01(c), (C) Section 9.02(d) or (D) Section 9.02(e) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date) or waived, then either the Company or Parent may extend the End Date to January 13, 2025 by delivery of a written notice to the other party at or prior to 11:59 p.m. New York time, on July 13, 2024; *provided* that the right to extend the End Date or terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by the End Date;

(ii)   any Governmental Authority of competent jurisdiction shall have issued an injunction, order or decree or enacted an Applicable Law that (A) prohibits or makes illegal consummation of the Merger or (B) permanently enjoins Parent or Merger Sub from consummating the Merger, and, with respect to any injunction, order, decree or Applicable Law referenced in clause (A) or (B), such injunction, order, decree or Applicable Law shall have become final and nonappealable; or

(iii)   at the Company Meeting (including any adjournment or postponement thereof), the Requisite Company Vote shall not have been obtained; or

(c)   by Parent, if:

(i)   before the Requisite Company Vote has been obtained, an Adverse Recommendation Change shall have occurred;

(ii)   prior to the Effective Time, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, is not cured by the Company within 30 days after receipt by the Company of written notice of such breach or failure; *provided* that, at the time of the delivery of such notice or thereafter, Parent or Merger Sub shall not be in material breach of its or their obligations under this Agreement so as to cause any of the conditions set forth in Section 9.01 or Section 9.03 not to be capable of being satisfied; or

(iii)   a Specified Pipeline Event has occurred; *provided* that such termination right hereunder shall not be available to Parent if it fails to exercise such termination right within twenty Business Days of Parent becoming aware of the occurrence of a Specified Pipeline Event; or

(d)   by the Company,

(i)   before the Requisite Company Vote has been obtained, in order to enter into a definitive agreement with respect to a Superior Proposal; *provided* that the Company shall have contemporaneously with such termination tendered payment to Parent of the Company Termination Fee pursuant to Section 11.04(b)(i); or

(ii)   prior to the Effective Time, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, is not cured by Parent or Merger Sub within 30 days after receipt by Parent of written notice of such breach or failure; *provided* that, at the time of the delivery of such notice or thereafter, the Company shall not be in material breach of its obligations under this Agreement so as to cause any of the conditions set forth in Section 9.01 or Section 9.02 not to be capable of being satisfied.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party.

Section 10.02. *Effect of Termination.* If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties hereto; *provided* that, if such termination shall result from (a) the fraud of any party or (b) an intentional breach by any party of its covenants or agreements hereunder, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other parties as a result of such failure. The provisions of this Section 10.02, the final two sentences of Section 6.02 and Article 11 (but, in the case of Section 11.13, only to the extent relating to obligations required to be performed after termination) shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11
MISCELLANEOUS

Section 11.01. *Notices*. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail ("**email**") transmission, so long as a receipt of such email is requested and received) and shall be given,

if to Parent, Merger Sub or, after the Effective Time, the Company or the Surviving Corporation, to:

Exxon Mobil Corporation
22777 Springwoods Village Parkway
Spring, Texas 77389-1425
Attention: Craig S. Morford
Email: craig.s.morford@exxonmobil.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: Louis L. Goldberg
            H. Oliver Smith
            Shanu Bajaj
Email: louis.goldberg@davispolk.com
       oliver.smith@davispolk.com
       shanu.bajaj@davispolk.com

if to the Company, prior to the Effective Time, to:

Denbury Inc.
5851 Legacy Circle
Plano, Texas 75024
Attention: James S. Matthews
Email: jim.matthews@denbury.com

with a copy (which shall not constitute notice) to:

Vinson & Elkins LLP
845 Texas Avenue
Houston, Texas 77002
Attention: Stephen M. Gill;
                Douglas E. McWilliams
                D. Alex Robertson
Email: sgill@velaw.com
       dmcwilliams@velaw.com
       arobertson@velaw.com

or to such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

Section 11.02. *Survival of Representations, Warranties, Covenants and Agreements*. The representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those covenants and agreements set forth in this Article 11 (but, in the case of Section 11.13, only to the extent relating to obligations required to be performed after termination).

Section 11.03. *Amendments and Waivers*. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; *provided* that after the Requisite Company Vote has been obtained, there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under the DGCL without such approval having first been obtained.

(b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. *Expenses*. (a) <u>General</u>. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)   <u>Company Termination Fee</u>. (i) If this Agreement is terminated by (x) Parent pursuant to Section 10.01(c)(i) or (y) the Company pursuant to Section

10.01(d)(i), then the Company shall pay to Parent in immediately available funds $144,000,000 (the "**Company Termination Fee**"), in the case of a termination by Parent, within three Business Days after such termination and, in the case of a termination by the Company, contemporaneously with and as a condition to such termination.

(ii)   If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Company stockholders and (C) within 12 months following the date of such termination, the Company or any of its Subsidiaries shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (*provided* that for purposes of this clause (C), each reference to "20%" in the definition of Acquisition Proposal shall be deemed to be a reference to "50%"), then the Company shall pay to Parent in immediately available funds, prior to or concurrently with the occurrence of the applicable event described in clause (C), the Company Termination Fee.

(iii)   If (A) this Agreement is terminated by Parent pursuant to Section 10.01(c)(ii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Company Board and (C) within 12 months following the date of such termination, the Company or any of its Subsidiaries shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (*provided* that for purposes of this clause (C), each reference to "20%" in the definition of Acquisition Proposal shall be deemed to be a reference to "50%"), then the Company shall pay to Parent in immediately available funds, prior to or concurrently with the occurrence of the applicable event described in clause (C), the Company Termination Fee.

(iv)   For the avoidance of doubt, the Company Termination Fee shall only be payable by the Company once hereunder.

(c)   <u>Parent Pipeline Termination Fee</u>. If this Agreement is terminated pursuant to Section 10.01(c)(iii), Parent shall pay the Company, contemporaneously with and as a condition to such termination, a termination fee of $144,000,000 (the "**Parent Pipeline Termination Fee**"), in immediately available funds.

(d)   Each party agrees that notwithstanding anything in this Agreement to the contrary (other than with respect to claims for, or arising out of or in connection with, fraud by any party or a willful breach by any party of its covenants or agreements hereunder), (i) in the event that any Termination Fee is paid to a party in accordance with this Section 11.04, the payment of such Termination Fee (including, if any, the costs or expenses payable pursuant to Section 11.04(e)) shall be the sole and exclusive remedy of such party, its subsidiaries, shareholders, Affiliates, officers, directors, employees and Representatives against the other party or any of its Representatives or Affiliates for, and (ii) in no event will the party being paid any Termination Fee or any other such person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, in each case of clause (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of any Termination Fee (including, if any, the costs or expenses payable pursuant to Section 11.04(e)) in accordance with this Section 11.04, no party nor any Affiliates or Representatives of any party shall have any further liability or obligation to the other party relating to or arising out of this Agreement or the transactions contemplated hereby; *provided* that payment of the Termination Fee shall not shall relieve either party from any liability or obligation under the Confidentiality Agreement.

(e)   Other Costs and Expenses. The parties acknowledge that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement. The parties agree that the applicable Termination Fee is liquidated damages and not penalties, and the payment of such Termination Fee in the circumstances specified herein is supported by due and sufficient consideration. Accordingly, if the Company or Parent, as the case may be, fails to timely pay an applicable Termination Fee, due pursuant to this Section 11.04 and, in order to obtain such payment, either Parent or the Company, as the case may be, commences a suit against the other party that results in a judgment for the payment of the applicable Termination Fee, the party paying such fee shall also pay to the other party interest on such fee at the annual rate equal to the prime rate, as published in The Wall Street Journal in effect on the date such payment was required to be made, through the date such payment was actually received, or such lesser rate as is the maximum permitted by Applicable Law.

Section 11.05. *Disclosure Schedule and SEC Document References.* (a) The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of the such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent. The mere inclusion of an item in the Company Disclosure Schedule or the Parent Disclosure Schedule as an exception to a representation or warranty (or covenant, as applicable) shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively.

(b)   The parties hereto agree that any information contained in any part of any Company SEC Document or Parent SEC Document filed with or furnished to the SEC and publicly available since January 1, 2022 through the Business Day prior to the date of this Agreement shall only be deemed to be an exception to (or a disclosure for purposes of) the applicable party's representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

Section 11.06. *Binding Effect; Benefit; Assignment*. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.03, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.03 and for the provisions of Article 2 (including, for the avoidance of doubt, the right of former holders of Company equity securities to receive the consideration to which they are entitled under Article 2), no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. It is specifically intended that the Indemnified Persons are third party beneficiaries of Section 7.03.

(b)   No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that prior to the time that the Proxy Statement/Prospectus is mailed to the Company's stockholders, Parent may designate, by written notice to the Company, another wholly owned Subsidiary in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary and all representations and warranties made herein with respect to Merger Sub shall be deemed representations and warranties with respect to such other Subsidiary as of the date of such designation; *provided* that any such assignment or designation shall not and would not reasonably be expected to impede or delay the consummation of the Merger or the other transactions contemplated hereby or otherwise materially impair or impede the rights of the Company's stockholders under this Agreement. Any purported assignment, delegation or other transfer in violation of this Section 11.06 shall be void.

Section 11.07. *Governing Law*. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.08. *Jurisdiction.* The parties hereto agree that any suit, Action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, Action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, Action or proceeding in any such court or that any such suit, Action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, Action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09. *WAIVER OF JURY TRIAL*. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. *Counterparts; Effectiveness*. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, it being understood that the parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an "**Electronic Delivery**"), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed (including by electronic signature) by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed (including by electronic signature) by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 11.11. *Entire Agreement*. This Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12. *Severability*. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby, taken as a whole, is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. *Specific Performance.* The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, the parties shall be entitled to an injunction or injunctions, or any other form of equitable relief, to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the courts referred to in Section 11.08, in addition to any other remedy to which they may be entitled at law or in equity. Each party hereto accordingly agrees (i) the non-breaching party will be entitled to injunctive and other equitable relief, without proof of actual damages and (ii) the alleged breaching party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement and will not plead in defense thereto that there are adequate remedies at law, all in accordance with the terms of this Section 11.13. The parties further agree to waive any requirement for the securing or posting of any bond or similar instrument in connection with such remedy (and each party hereto irrevocably waives any right it may have to require the securing or posting of any such bond or similar instrument), and that such remedy shall be in addition to any other remedy to which a party is entitled at law or in equity.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

DENBURY INC.

By: /s/ Christian S. Kendall

Name:	Christian S. Kendall
Title:	President and Chief Executive Officer

EXXON MOBIL CORPORATION

By: /s/ Dan Ammann

Name:	Dan Ammann
Title:	Vice President

EMPF CORPORATION

By: /s/ Scott Darling

Name:	Scott Darling
Title:	President